As filed with the Securities and Exchange Commission on November 8, 2007.
File No. _____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
ESPRE SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

NEVADA	68-0576847

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5700 W. Plano Parkway, Suite 2600, Plano Texas	75093

(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number: (214) 254-3708
Copies to:

Peter Leighton, President Espre Solutions, Inc. 5700 W. Plano Parkway, Suite 2600 Plano, TX 75093 (214) 254-3708	Jonathan L. Shepard, Esquire Siegel, Lipman, Dunay, Shepard & Miskel, LLP 5355 Town Center Road #801 Boca Raton, FL 33486 (561) 368-7700
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Not applicable.
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.001 per share

(Title of class)

Non-Management Director Compensation for Fiscal 2006 and 2007	27
2004 Equity Incentive Plan	28
Item 7. Certain Relationships and Related Transactions, and Director Independence	28
Item 8. Legal Proceedings	29
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	30
Item 10. Recent Sales of Unregistered Securities	30
Merger	30
Acquisition of Wireless Peripherals Inc.	31
Purchase of Intellectual Property	31
Payments for Services	31
Capital Raises	32
Item 11. Description of Registrant’s Securities to be Registered	32
Common Stock	32
Voting Rights	32
Dividends	33
Liquidation, Dissolution and Winding Up	33
Pre-emptive Rights	33
Assessment	33
Preferred Stock	33
Dividend Preference	33
Voting Rights	33
Adverse Effects, Mergers and Other Major Decisions	33
Conversion	33
Registration Rights	33
Options	34
Transfer Agent and Registrar	34
Item 12. Indemnification of Directors and Officers	34
Item 13. Financial Statements and Supplementary Data	35
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	35
Item 15. Financial Statements and Exhibits	35
EX-3.1 Articles of Incorporation
EX-3.2 Amended & Restated By-laws
EX-3.3 Certificate of Amendment
EX-3.4 Articles of Merger/Nevada
EX-3.5 Certificate of Merger/Delaware
EX-3.6 Articles of Merger/Nevada
EX-3.7 Article of Merger/Texas
EX-3.8 Certificate of Amendment April 19,2005
EX-3.9 Certificate of Amendment April 4, 2006
EX-3.10 Certificate of Amendment January 8, 2007
EX-3.11 Certificate of Amendment October 1, 2007
EX-4.1 Form of Stock Certificate
EX-4.2 Certificate of Designation
EX-4.3 Amendment to Certificate of Designation
EX-10.1 Software Purchase Agreement
EX-10.2 Business Combination & Investment Agreement
EX-10.3 Intellectual Property License Agreement
EX-10.4 Intellectual Property License Agreement
EX-10.5 Shareholder Agreement
EX-10.6 Amendment to 2004 Equity Incentive Plan
EX-10.7 Acron office lease
EX-10.8 Intellectual Property License Agreement
EX-10.9 Distribution of Proceeds & Revenue Share Agreement
EX-10.10 Release Agreement
EX-10.11 Purchase Agreement
EX-10.12 Intellectual Property Assignment
EX-10.13 Letter Agreement
EX-10.14 Amend No.1 to Intellectual Property License Agreement
EX-10.15 Investment Banking & Placement Agent Agreement
EX-10.16 Software & Royalty License Agreement
EX-14.1 Code of Business Conduct and Ethics
EX-23.1 Consent of Sweeney, Gates & Co.
EX-23.2 Consent of Sweeney, Gates & Co.
You should rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document.
As used in this Form 10, unless the context otherwise requires the terms “we,” “us,” “our,” “Espre” and the “Company” refer to Espre Solutions, Inc., a Nevada corporation.
FORWARD-LOOKING STATEMENTS
Except for statements of historical fact, certain information described in this document contains “forward-looking statements” that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” “would” or similar words. The statements that contain these or similar words should be read carefully because these statements discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other “forward-looking” information. Espre Solutions, Inc., believes that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able accurately to predict or control. Further, we urge you to be cautious of the forward-looking statements which are contained in this Form 10 because they involve both known and unknown risks, uncertainties and other factors affecting our operations, market growth, service, products and licenses. The factors listed below in the section captioned “Risk Factors” within Item 1, “Description of Business,” as well as other cautionary language in this Form 10, provide examples of risks, uncertainties and events that may cause our actual results and achievements, whether expressed or implied, to differ materially from the expectations we describe in our forward-looking statements. The occurrence of any of the events described as risk factors could have a material adverse effect on our business, results of operations and financial position.
The safe harbor for forward-looking statements provided in the Securities Litigation Reform Act of 1995 are unavailable to issuers such as Espre Solutions, Inc., which are not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US
When our Registration Statement on Form 10 becomes effective, we will file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy this information, for a copying fee, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services, and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.
Our internet address is www.espresolutions.com. We will make available through a link to the Securities and Exchange Commission’s web site, electronic copies of the materials we file with the Securities and Exchange Commission (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% shareholders and amendments to those reports). To receive paper copies of our Securities and Exchange Commission materials, please contact us by mail addressed to Forres McGraw, Chief Financial Officer, Espre Solutions, Inc., 5700 W. Plano Parkway, Suite 2600, Plano, Texas 75093, (214) 254-3708.

Item 1. Business
BUSINESS
General Information
Our business address is 5700 W. Plano Parkway, Suite 2600, Plano, Texas 75093 and our telephone number is 214-254-3708. General information concerning Espre can be found on our website at www.espresolutions.com.
History
Espre Solutions, Inc. was incorporated in New Jersey on March 4, 1953, under the name “Planning and Redevelopment Associates,” subsequently changed to “Candeub, Fleissig and Associates.” The Company was re-domiciled as a Delaware corporation in April 2004 and, in August 2004, was re-domiciled in Nevada under the name “Espre Solutions, Inc.”
From its inception until the 1980’s, the Company provided planning and environmental consulting services to local governmental agencies and private organizations. The Company filed reports with the Securities and Exchange Commission until October 1981, when it suspended its reporting obligations by notice filed with the Commission.
From approximately 1985 until July 2004, the Company was not engaged in any material business activity. In July 2004, we acquired Espre Solutions, Inc., a Texas corporation (“Espre Texas”), in a merger in which 29,960,366 shares of the Company’s Common Stock and 2,500,000 shares of preferred stock were issued to the founders and certain employees of Espre Texas, resulting in their ownership of about 48% of our Common Stock. In August 2004, Wireless Peripherals, Inc., a Texas corporation (“Wireless Peripherals”), was merged into the Company in exchange for 24,960,366 shares of our Common Stock and fully-vested options to purchase an additional 3,539,634 shares of our Common Stock (3,462,618 at $.02 per share and 25,672 at $.01 per share). The Company’s Common Stock was forward split on a three share for one share basis on May 2, 2005. All shares of Espre Common Stock, all warrants and options, and all exercise prices, are stated in this paragraph and in the balance of this Registration Statement on a post-split basis.
Business of Espre
Products
We are a Plano, Texas based technology company, specializing in media collaboration solutions powered by patented video compression technology that provides television quality streaming video over the internet.
Espre has developed a software development kit, ESPRE Live, which has as its platform Espre’s proprietary video CODEC, “Lightening Strike™”, to enable customers to build applications that deliver high-quality video at the lowest possible data rates over any IP-based network (both wireless and hardwired) and the internet to devices such as PDA’s, personal computers and, eventually, Java enabled smart phones. The Company also offers customized engineering and technical support to customers wishing to use Espre’s expertise in building applications.
Espre’s Technology and Products
We participate in the trend towards the proliferation of video content on the web, both user and provider generated. The continued global deployment of broadband has created a market for digital media creation and delivery. Our strategy includes focusing on providing our customers with powerful tools to enable the rapid deployment of video offerings to customers and to participate in the success of our customer’s deployment.
ESPRE Live — We have developed a comprehensive video platform or software development kit (SDK) for real-time integration, delivery and archiving of live and streaming interactive media. Our SDK is designed to enable broadband service providers and developers to build and rapidly deploy multiple, ubiquitous, robust live video services and applications. ESPRE Live solves challenges of video delivery over the internet using a holistic approach. This approach is provided as one integrated platform and delivered as an SDK for developers and integrators. The ESPRE Live platform provides the following features that resolve video delivery issues over the internet. The principal features of ESPRE Live are:
•	Advanced Player - The ESPRE Live player provides advanced controls, such as gesturing, so that the cursor can be used to pause, play, fast forward, rewind and stop in addition to the ability to provide these functions through the standard button type interface. Other Advanced Player controls can be built by the web developer using the ESPRE SDK to build a webpage (stage) where multiple video windows (actors) interact, under programmatic controls. The video player for each video (actor) can be queued and directed as needed to deliver a truly interactive multi-media experience. Still other Advanced Player controls can be built by the web developer using the ESPRE SDK to insert advertising or make user and session dependent choices for alternative video materials and sequencing. The result is that the Advanced Player delivers the benefits of a real-time video editor. Advanced Player controls take technology application issues off the table and allow developers more freedom in applying “art” to the development of an interactive video presentation to simplify and enhance the user experience.

•	Time Stamping - Since video file is time stamped every one hundred milliseconds, the advanced player has the ability to display the progress of the video presentation in terms of chapters, percentage or other representations as the developer chooses. Time stamping also provides the ability to synchronize two video presentations such as a “talking head” synchronized with a PowerPoint presentation in a collaborative session with full ability to control the viewing experience of other participants through moderator controls.

•	Multiple Encoding Formats - The ESPRE Live toolset has the ability to produce multiple versions of encoded files from a single pass encoding process. These multiple files are needed for offering tradeoffs between video quality level, bandwidth that will be used and CPU resources that will be consumed. Since there is a broad spectrum in available bandwidth to end devices and available CPU resources in them, intelligent applications can determine the resource availability and select the most appropriate encoded file to match the resources and to maximize the user experience. The multiple encoding formats also allow applications to switch between formats in real time. Since the frame reference numbers are synchronized between the various formats, the end device player is able to dynamically switch between formats in real-time without interruption or stall of the video presentation in response to network interruptions, bandwidth variability, bandwidth demand by the user, or available CPU variability.

•	Encoding Efficiency - The ESPRE codec is highly efficient in speed of encoding, the high level of compression achieved and in color quality that is retained during compression. Speed of encoding and the high level of compression are critical to real time conferencing. This efficiency enables the ESPRE toolset to perform local encoding and uplink of a video channel while simultaneously performing decoding of several downlink video channels. No other codec operates at the efficiency level that allows all these sessions simultaneously. The encoding efficiency provides other benefits. For content owners planning to post large volumes of video, the prospect of lengthy encoding periods translates into purchasing large server farms to maximize parallel processing. With the ESPRE codec, even high definition encoding can be accomplished in nearly the same time as the video running time; while other codecs are known to need 5-7 times the running time for the encode process. The retention of color quality during the compression process is extremely important in order to maximize the user experience and provide DVD-like quality video for entertainment purposes.

•	Pull Strategy Using HTTP - The ESPRE Live player in the user end device controls the streaming of video frames from the streaming server. This is in contrast to the push strategy in most other video streaming technology that leads to difficulties. With the intelligence of the player in the end device, the player knows the exact status of the user experience and what to do about it. Recovery from interruptions is simple: the player repeats the pull requests from exactly where they were interrupted without any wasted buffering, without loss of frames and especially without loss of synchronization. This pull strategy also enables the smooth switchover in real-time from one streaming server to another. Nearly every video provider invests heavily in redundant servers but they are of little use if the player intelligence is centralized in those servers. With the pull strategy, switchover from one server to another is smooth, since the pull requests are simply directed to another server. Implementing a pull strategy allows users to experience the best video quality possible over adverse conditions such as delay, jitter, packet loss and connection loss. The architectural strategy of having the Advanced Player in control on of the user experience has proven to be a dramatic improvement over the standard push strategy invoked by most companies delivering streaming video today.

•	Advanced Buffering Strategy - The decoder (or player) automatically detects server disconnects and then automatically re-connects to that server or another server at the exact frame where the disconnect occurred. The result is that the viewer has an uninterrupted experience even though the server may experience multiple disconnects during the viewing of a short or long video presentation.

•	Audio Video Synchronization - The ESPRE Live encoding process separates the audio file from the video file in order to ensure synchronization of audio and video in lengthy video presentations such as full length movies or extended training videos. This approach also allows multiple language audio tracks to be used and be perfectly synchronized with the original video tracks. Time stamping the encoded files every one hundred milliseconds and synchronizing the decoding insures that any loss of synchronization will not be visible to the viewer.

•	Seamless Integration - The ESPRE Live tool kit allows a developer to build an application that provides the user the ability to watch a video on one device, then switch to another device, and resume viewing at the exact same position in which the viewer left off. In today’s world of frequently switching between multiple electronic devices, seamless integration means that a user could be watching a full-length movie while on a commuter train and stop the video when they arrive at their destination. Later, the user could resume watching the movie on either the home PC or IP Set Top Box connected to a home theatre and start at the exact scene at which they had stopped viewing earlier.

•	Live Interactive Media Presentation and Controls - ESPRE Live provides developers with the ability to design applications that incorporate pre-recorded video presentations with live interactive video capabilities within the same browser page. Designers and developers are able to focus on the “art” of creating compelling multimedia applications. In a video conferencing or collaboration application, the moderator or presenter has the ability to control the participant’s views and interactions. For example, in a synchronous learning application with multiple participants, the moderator has floor controls to allow participants to “take the floor” and address all other active participants in the session, or to share materials with participants.

•	Broadband Distribution Mirroring - Consumer Broadband providers have deployed services using a model of high down-link bandwidth and low up-link bandwidth. ESPRE Live incorporates a patented and economical solution to providing multiparty video conferencing to match up with this type of broadband availability. Participants in a multiparty video conference need only transmit one up-link and at the same time receive multiple down-links for all the other participants in the conference. ESPRE uses a Virtual eXchange Network (VXN) to efficiently manage the replication of down-links in real-time video conferencing. The VXN Server is capable of managing as many as one thousand concurrent sessions at a time.

•	Internet Broadcasting - The VXN is configurable to cascade to other VXN Servers. Use of a single layer of cascading VXN severs enables the ESPRE Live solution to broadcast to 1000x1000 or one million participants. Use of multiple layers of cascading VXN servers surpasses current thinking on how live internet video broadcasting can be applied.

•	Recording and Archiving - Within the confines of a video messaging application, the user encodes and compresses audio and video on their local machine using a Java applet. When compression is complete the application sends a highly compressed version up to a server for distribution and archiving. For live interactive sessions, ESPRE Live has incorporated an HTTP Gateway acting as a virtual file system to provide recording and archiving functionality on demand.
Blideo Inc. — We believe that we have adopted the licensing model for ESPRE Live most appropriate for a business of our size and expertise. A natural result of this licensing model is that the amount of revenue we generate is highly dependent on the success of our customers’ product and application deployments. Consequently, in April 2007 we established Blideo to achieve the joint objectives of creating market awareness of the capabilities of ESPRE Live and to ensure that the applications that Blideo develops are rapidly deployed. Blideo is a separately financed entity because we do not have financial resources to build the Blideo application and fund its deployment ourselves. We are developing its application offering under contract and have licensed ESPRE Live to Blideo. Blideo has cross licensed its applications, once developed, to us for sale to enterprises.
How do we benefit from Blideo? — We will benefit from Blideo as follows:
•	We will earn revenues through a licensing fee, engineering and design service fees, application support fees and a participation in Blideo’s revenues. See Item 7. Certain Relationships and Related Transactions, and Director Independence.

•	We have cross licensed the Blideo application and intend to market this to enterprises.

•	If Blideo is successfully deployed and adopted by users, our investment could become valuable.

•	We believe we will benefit from the fact that Blideo will have demonstrated of the power of ESPRE Live in deploying a widely used video enabled application.
What is Blideo? — We plan to launch Blideo in mid-2008 as a fully-equipped online collaboration environment where business professionals can work together, share information and communicate over the internet. Blideo will aim to be an easy-to-use collaborative platform utilizing the concept of opening a “circle” and then adding the people planning to work together in it. Once set up, a user will then able to video or audio-conference, share files, create schedules and make presentations. All the files, information and communication history relevant to a particular customer or project will be stored within the circle, so there is no dispersal of information. All the tools that a user needs to collaborate are available at the click of a mouse. We believe our Blideo service offering represents the convergence of several web trends (including audio and video conferencing, web collaboration, web presentations, blogging and social networking, Wiki’s and forums) and the convergence of these newer technologies with older ones (including cell phones, PDAs, contact managers, file-sharing solutions and video/PowerPoint presentations). The principle features of Blideo will be:
•	Video Conferencing - Using our proprietary video technology, members will be able to have scheduled or ad-hoc video conferences. Video conferences can also be recorded and archived on servers for later review or re-broadcast to other members. There will not be the traditional limits of one-to-one video conferencing: conferences will be able to involve thousands.

•	Unified Messaging - Unified messaging services will allow a user to aggregate incoming emails, instant messages, text messages and notifications in a single message center that is accessible from the desktop, laptop and cell phone. The sender addresses of incoming messages will be compared against the user’s contact lists to allow a variety of responses: send a reply email, launch an IM, post a private video message, or dial a VOIP call with a single click from the Blideo message widget.

•	Contact Management - Users can import contacts from Outlook, Entourage, cell phones and many other sources, to be placed in the appropriate circles. Once the contacts are in a circle, the contact database is always maintained with each user’s most recent information. Changing phone numbers, company affiliations and addresses are synched for all members automatically.

•	Shared Calendars - Each circle includes a shared calendar, displaying scheduled events that can be viewed by the circle members participating in these events. The calendar also sends notification of pending events, such as conference calls and scheduled presentations. And, the calendars provide automatic tracking of daily activities within the circle. When a circle member places a call, uploads a new document or creates and sends a video email, for example, an entry is automatically placed in the calendar, making it easy to track time and activities performed by circle members.

•	Document Libraries - Document libraries allow anyone with permission to upload files to a common area and set permissions for other members to view them. PowerPoint presentations, Word and Excel documents, graphics, audio and PDF files can be stored and shared in the document libraries. Uploaded videos can be automatically converted to our proprietary format, to improve quality and streaming performance. Documents can also be circulated through the library for approval and commentary by selected members.

•	Audio Conferencing and VOIP - Blideo will provide free audio teleconferencing for members, similar to services such as “freeconference.com.”

•	Desktop Sharing - Using our unique video technology will improve the desktop sharing experience. Users will be able to experience the contents of members’ desktops in real-time without being required to load any software. Any application that can be viewed on a member’s desktop can be shared, for example Photoshop, PowerPoint, Word.

•	Blogs - Blogs provide a one-way publishing medium to allow members of any circle to distribute documents, concepts, white papers, and articles for use by members and, with appropriate permissions, by guests of the circle. Readers can leave comments if permitted by the blog’s author.

•	Wikis - Wikis provide a way to communally edit a document, allowing many participants to contribute their ideas. Wikis can also have comments added by readers if permitted by the Wiki’s creator.

•	Forums - Forums provide an ongoing asynchronous chat environment for members of the circle, as well as guests if permitted.

•	Blideo Concierge - The online concierge will provide automated interfaces to business services such as FedEx/Kinkos for automatic printing and distribution of documents and presentations. Other business services will be added as appropriate, creating additional revenue streams and partnership opportunities.

•	Widget Interfaces - Many of the core features of Blideo will be available to members using desktop widgets compatible with the most common widget platforms, including Google Gadgets, Yahoo Widgets, OSX Widgets and Windows Vista Widgets. These miniature desktop objects will provide real-time monitoring of messages, contacts, events, calendars, blogs and forums so that users do not have to have the Website open at all times.
Lightening Strike CODEC (LSVX™) — We have developed proprietary video compression/decompression (“CODEC”) software to deliver high-quality video at the lowest possible data rates over proprietary networks and the internet to set-top boxes, personal computers and wireless devices. Unlike many other video codecs that are based on standard compression specifications set by industry groups (e.g., MPEG-2 and H.264), our video compression/decompression technology is based solely on intellectual property that we developed and own. We also are devoting significant attention to enabling our codec to operate on a array of chips. We plan to position these chips in set top boxes, PDA’s and other wireless devices. This should encourage use by customers who want to develop video-enabled consumer products in a short timeframe. We are developing relationships with chip companies in order to ensure the deployment of our technology to as wide a base as possible.
Video eXchange Network (VXN) — We have developed a Video eXchange Network (VXN) solution for delivering real-time conferencing, multicast and broadcast video applications across the internet and private IP networks. This enables utilization of our video applications to deliver high-quality, real-time video services across a scalable VXN infrastructure. Our dedicated, nationwide VXN server networks will be deployed on all major internet systems. This comprehensive network will allow us to deliver real-time video content on the edge of the internet for faster, higher quality video content delivery. This means fewer dropped frames and the highest possible video quality for millions of concurrent streams. Our intelligent routing guarantees uninterrupted video content delivery. We have designed a video Java

Player for both live and store-forward video that allows video content to be effectively delivered to all desktops using any Web browsers, via our VXN infrastructure. A single live video stream can be replicated simultaneously to thousands of recipients while being recorded for subsequent playback. Recipients can switch between the live and recorded stream as if they were connected to a high quality digital video recorder.
Custom Engineering and Design Services — we provide custom engineering and design services to support customers and business partners wishing to build applications using our products. These services include the architecture and design of the application itself and integration of the application with other products.
Revenue Model
Our revenue model is to license ESPRE Live and Lightening Strike™ for defined markets for, in most cases, revenue sharing arrangements. We plan to market ESPRE Live under the following revenue models:
•	Vertical market application developers — ESPRE Live will be licensed to web developers who are in the business of selling a complete solution to their customer base. We have identified a number of large vertical markets that include Distance Learning, Healthcare, Government, Homeland Security, ISP’s, Legal and Broadcasters that can best use ESPRE Live to develop applications relevant to the specific market. We have initiated a plan to target a lead customer or large systems integrator to partner within each of these vertical markets. The end application will be developed one of three ways; by the systems integrator, the lead customer’s technical staff, or by our custom engineering services organization under contract to that lead customer. The revenue model will be to charge a combination of right to use licenses and revenue sharing royalties.

•	Hosting model — We plan to make available some basic forms of ESPRE Live to the global web developer community for free. Deployment of applications will be required to be hosted on our VXN server network for which we will charge customary industry rates.

•	CODEC licensing — We will license the stand alone LSVX codec for companies that choose to integrate the codec in to their own delivery platform. Our DSP Version will be sold through OEM arrangements to set top box and mobile device manufacturers.

•	Custom Engineering and Design Services — We charge engineering services to customers to build applications to their specification and to assist in the design and architecture of the application itself.
Blideo’s Revenue Model — When Blideo is launched in mid-2008 it will be web based service offering an array of useful features. The basic service will be free and Blideo will generate revenues principally from advertising and premium services (such as storage). The main elements of Blideo’s revenues model are:
•	Basic and Premium Memberships — Basic Membership is available for free to all users, with revenue driven by advertising and sponsorships. However, Blideo will also offer an enterprise-level or “Premium” membership for a monthly charge, which might be free of advertisements, in addition to offering other benefits.

•	Advertising — Online advertising will be a key revenue driver throughout the Blideo community. For Basic users, online advertising will be a mandatory condition of using the system. Premium or Enterprise users will have the option of removing advertising from their Blideo circle pages. In addition to ads throughout Blideo.com, sponsorship advertising will be available on the Blideo email alerts sent out to users and members of circles. Another advertising opportunity lies in the “Daily Digest.” Each member can choose to receive a “Daily Digest” of all activity in the circles of which they are a member. This daily email will include comments on their blogs, new posts to their circle user forums, and a list of documents changed or uploaded. These Daily Digests will contain embedded advertising. Ads will be sold in multiple cost tiers. At the least expensive level, ads will be rotated throughout the site on any circle or personal page. At the second tier, ads will be targeted based on keywords from the public circle description and tags. At the third tier, an advertiser can target a specific list of circles. This sort of specificity will provide the most focused target audience and the highest CPM.

•	Affiliate Relationships — Blideo will create affiliate relationships with a variety of key service providers, such as cell phone companies and online travel and hotel booking agencies, in order to gain referral fees for helping members purchase new phones and other business services.

•	SMS Alerts — Sending SMS messages to many cell phone users results in small charges (typically 10 cents) billed by their cell phone companies. Blideo will negotiate with cell phone companies to receive profit-sharing from these SMS charges. Additionally, Blideo will include sponsorship advertising with each SMS message sent to Blideo members.

•	Audio Conferencing — Today’s “free” audio conferencing services aren’t actually free. Instead, companies such freeaudioconference.com make their money by driving participants to dial a long distance number to join the audio conference, which drives a revenue-share from the Telco’s. With millions of minutes of “free” audio conferencing, this revenue becomes substantial. Blideo will partner with a company in this space to garner a revenue split from calls scheduled or initiated through the Blideo site.

•	VoIP —Blideo will team with a leading VOIP service provider to give members the ability to place long distance calls from their desktops, laptops or handhelds. Depending on the terms of the joint venture, Blideo could receive a revenue-share, or charge credits for VOIP services.

•	BlideoStreams — BlideoStreams will allow Blideo members to post videos on the Blideo network and embed them in their own sites, or on other Websites watermarked “Blideo”. Pre-roll advertising will be incorporated into each stream, driving exposure and revenue back to Blideo.

•	BlideoMail — Blideo members can send video postcards and video meeting invitations to their own Blideo audiences, or to other email lists they upload to the system. Advertising will accompany the video and the actual HTML message to drive revenue back to Blideo.

•	BlideoChat — BlideoChat will be free. Advertising will be built around the video screens to capitalize on the time that users spend on the Blideo site while performing a video conference. In the case of desktop sharing applications, a 15- second pre-roll will launch prior to the meeting start to capture additional exposure for meeting sponsors and drive higher CPM rates for Blideo.
Markets and Marketing
Our sales personnel provide our existing and prospective customers with sales, advertising and promotional materials. Product demonstration facilities are maintained in our corporate office. We also provides our sales force with ongoing training to ensure that it has the necessary expertise to effectively market and promote our product lines.
Espre maintains an internet website, www.espresolutions.com, which provides extensive information about the Company, its products and services, and contact information.
Competition
We operate in markets that are extremely competitive and are influenced significantly by the marketing and pricing decisions of other industry members. The barriers to entry are not insurmountable in any of the markets in which we compete. We expect competition in these markets to intensify in the future. We compete with both enterprise and consumer IP-based video communications applications, some of which are larger, have longer operating histories, have substantially greater financial, technical and marketing resources, larger customer bases, greater name recognition and more established relationships in the industry than we do. These competitors can devote greater resources to the development, promotion, sale and support of their products. In addition, competitors with a large, installed customer base may have a significant competitive advantage over us. Accordingly, potential customers may not consider or evaluate our products. We expect to face increased competition, particularly price competition, from other technology providers. These vendors may develop products with functionality similar to our products or may provide alternative solutions. Our distributors and OEMs may also compete with us by selling their own products, as well as by selling products purchased from us. In addition, current and potential competitors may establish cooperative relationships among themselves or with third parties to develop and offer competing products.
We believe that to remain competitive we must invest significant resources in developing new products, enhancing current products and maintaining superior customer satisfaction. Failing to do so may cause our products to compare unfavorably with our competitors’ products, and our business could be materially adversely affected.
It is common in the video communications industry for competitors to acquire companies for the purpose of introducing new products or emerging technologies. Consequently, competitors with larger market capitalization or cash reserves than us will be better positioned to acquire new technology or products capable of displacing our products. If we fail effectively to introduce new products and enhancements on a timely basis, our business may be materially adversely affected.
We believe that even though bandwidth and high-speed broadband connections are widely available, the need to provide better-quality video at lower data rates remains an issue for our prospective customers. Our most significant competitive advantage is our video compression technology and the sophistication and power of our toll kit product, ESPRE Live, so that we must further distance itself from our competition by integrating the applications which are enabled by our ESPRE Live product.

Research and Development
In the fiscal years ended September 30, 2005 and 2006, and the nine months ended June 30, 2007, we spent an aggregate of $4,529,157 on research and development. We intend to continue to spend at least $2,000,000 per year for the next three years to improve and develop our technological base.
Intellectual Property
Espre protects its CODEC and all related applications by relying on trademarks, copyrights, patents, trade secret laws and confidentiality agreements. Espre views its copyright, service marks, trademarks, trade secrets, proprietary technology and intellectual property as critical to its success. Espre currently holds by purchase agreement three U.S. patent and applications pending for seven U.S. patents, as follows:

Serial #	Description	Status

09/038,562	Image compression	Granted as 7003168

09/727,241	Wavelet transformation	Granted as 6711299

09/727,242	Image compression	Granted as 6904175

10/307,613	Wireless telepresence	Patent Pending

60/761,554	Production, Rights Management and Content Distribution	Patent Pending

60/771,727	Digital Media Player Factory	Patent Pending

60/774,389	Wireless communication system	Patent Pending

60/864,963	High Accurate Predictor Based Fractional Pixel Search for H.264	Patent Pending

60/864,965	Hybrid Integer Pixel Searching Method for Fast Block Based Motion Estimation	Patent Pending
We have a trademark for “Lightening Strike.”
We believe that the patents that are currently issued are material to our business. While we try to ensure that the quality of the our brand is maintained through such measures, there can be no assurance that steps we have taken and continues to take to protect our proprietary rights will be adequate or that third parties will not infringe on our intellectual property. In addition, there can be no assurance that third parties will not assert infringement claims against us which, even if not meritorious, could result in the expenditure of substantial resources and management effort.
In its third-party software license agreements, we seek to control access to and distribution of our technology, documentation and other proprietary information. Even with all of these precautions, it could be possible for someone else to either copy or otherwise obtain and use proprietary information without our authorization or to develop similar technology independently. Effective trademark, copyright and trade secret protection may not be available in every country in which our services are made available through the internet, and policing unauthorized use of our proprietary information is difficult and expensive. In addition, some of our technology is protected as a trade secret for which government registration is not available. We cannot be sure that the steps we have taken will prevent misappropriation of our proprietary information. Any misappropriation could have a material adverse effect on our business. In the future, we may need to go to court to either enforce our intellectual property rights, to protect trade secrets or to determine the validity and scope of the proprietary rights of others. That litigation might result in substantial costs, as well as the diversion of resources and management’s attention.
From time-to-time, our licenses from third parties technologies incorporated into some of our products and services. Our only material third-party license is with Radvision, from which we license an H.323 protocol stack that is integrated into the VXN component of the ESPRE Live product. Although we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. We cannot be sure that these third-party technology licenses will continue to be available on commercially reasonable terms, if at all.

Government Regulation
We are not currently subject to direct governmental regulation other than certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, which may apply to our products. Laws and regulations specifically pertaining to the internet are new and developing. These laws or regulations govern matters such as online content, intellectual property, user privacy, e-commerce, information security and taxation. In addition, the applicability of existing laws to the internet is uncertain and evolving. As a result of this uncertainty, it is difficult to predict the impact, if any, that future regulation or changes in regulation may have on our operations.
We may be liable to third parties for any content that we encode, distribute or make available on our website if that content violates a third party’s intellectual property rights or violates any applicable laws, such as obscenity laws or defamation laws. Although we try to mitigate this risk by seeking indemnification from its customers and suppliers, we may still be subject to liability if indemnification is not obtained, is contested or does not provide us with enough resources to cover any potential liability.
Employees
As of September 30, 2007, we had approximately 39 full-time employees. Of the total employees, 27 (69%) were engineering and product development personnel, 7 (18%) were sales and marketing personnel, and 5 (13%) were general and administrative personnel.
None of our employees are represented by a labour union, and we consider our relationship with our employees to be good. We supplement our work force from time to time with contractors, administrative, and part-time employees.
Risk Factors
Our business is subject to numerous risks, including the following:
Risks Relating to Our Company
We Have a History of Losses and Negative Cash Flow, and We Anticipate Continuing Losses
Since our inception, we have incurred significant losses and negative cash flow from operations. As of June 30, 2007, we had an accumulated deficit of $67,221,808, which included total non-cash charges of $43,169,111 (comprised of $42,255,891, $276,799 and $636,421 in stock-based compensation, depreciation and amortization and transition adjustments respectively) and had cash reserves of $724,218 (exclusive of Blideo’s cash which is included in our consolidated balance for financial reporting purposes but over which we exercise no control or access). In the period from July 1, 2007 to September 30, 2007 (our latest completed fiscal year) we raised a further $4,838,056 and our cash balances had increased to $3,354,735.
The achievement of profitability and the ability to generate cash flow from operations will depend on, among other things, the acceptance of the Company’s products and services, competition, and the deployment of video applications by our customers. There can be no assurance that our cash from operations and other sources (such as sales of one or more of our equity interests in affiliates) will be sufficient for our operating needs, or that we will be able to achieve profitability on a consistent basis, if at all. In the event that cash flow from operations is less than anticipated and we are unable to secure additional funding, in order to preserve cash we would be required to reduce expenditures and reduce our corporate infrastructure, either of which could have a material adverse effect on our ability to continue our operations. Even if we obtain additional working capital in the near future, to the extent that operating expenses increase or we need additional funds to develop new technologies or acquire strategic assets, the need for additional funding may be accelerated and there can be no assurance that any such additional funding can be obtained on terms acceptable to us, if at all.
Our Financial Results are Uncertain and are Difficult to Predict
In light of the rapidly-evolving nature of our business and its limited operating history, we have very little experience forecasting our revenues and believe that the period-to-period comparisons of financial results are not necessarily meaningful. Therefore, investors should not rely on period-to-period comparisons of our historical financial results as an indication of our future financial results. Moreover, our financial results may vary from period to period due to the uncertainties of our business.

We are Dependent on Key Personnel
We are dependent on certain key personnel to carry out our business plans. While we believe that these key personnel can be replaced in due course, their loss may have a significant impact on our operations in the short run.
Our Success Depends on our Ability to Continue to Attract, Retain and Motivate Highly Skilled Employees
Our ability to execute our business plan and be successful depends on our ability to retain, attract, and motivate highly skilled employees. As we continue to grow, we will need to hire additional personnel in all operational areas. We may be unable to retain our key employees or find, hire, assimilate or retain other highly qualified employees in the future. If we do not succeed in retaining and motivating our current personnel and attracting new personnel, our business will be adversely affected.
We Cannot be Sure That Our Intellectual Property is Protected From its Use by Others, Including Potential Competitors
We regard much of our technology as proprietary and try to protect it by relying on trademarks, patents, trade secret laws and confidentiality agreements. In connection with our license agreements with third parties, we seek to control access to and distribution of our technology, documentation and other proprietary information. Even with all of these precautions, it could be possible for someone else to either copy or otherwise obtain and use our proprietary information without our authorization or to develop similar technology independently. Effective trademark, copyright and trade secret protection may not be available in every country in which our services are made available through the internet, and policing unauthorized use of our proprietary information is difficult and expensive. We cannot be sure that the steps we have taken will prevent misappropriation of our proprietary information. Any misappropriation could have a material adverse effect on our business. In the future, we may need to go to court to either enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. That litigation might result in substantial costs and diversion of resources and management attention.
We currently license from third parties technologies incorporated into some of our products and services. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from others. We cannot be sure that these third-party technology licenses will continue to be available on commercially reasonable terms, if at all.
Third Party Infringement Claims
Our industry is characterized by a large number of patents and, consequently, is subject to allegations of patent infringement. Although we are not aware of any claim made against us for infringement of intellectual property rights, third parties may from time-to-time assert patent, copyright, trademark, and other intellectual property rights to our products and technologies domestically or overseas. A successful infringement claim against us by any third party could subject us to substantial liability for damages and litigation costs, subject us to orders restraining us from using certain intellectual property, require us to license intellectual property from a third party, require us to develop non-infringing alternatives or new intellectual property, and have us indemnify third parties under currently existing agreements or agreements which we may enter into in the future. Even if a claim of infringement is made against us and we are successful in defending such claim, we could incur substantial costs and the diversion of the time and resources of our management.
Our Industry is Highly Competitive
Our industry is highly competitive and affected by rapid change. We believe that the principal competitive factors in our business include technological innovation, pricing, customer service, service offerings and the flexibility to adapt to changing market conditions. In establishing our business strategy, we face a number of strong, firmly entrenched competitors that currently provide similar video-based services. Many of our existing competitors have, and some future competitors may have, significantly greater financial and technical resources than we have.
We Must Keep Pace with Technological Change to Remain Competitive
Our future success depends, in large part, on our ability to use leading technologies effectively, to enhance our existing services, and to develop new services that meet changing customer needs on a timely and cost-effective basis. We are unable to predict which technological developments will challenge our competitive position or the amount of expenditures that will be required to respond to a rapidly changing technological environment. Our failure to respond in a timely and effective manner to new and evolving technologies could have a negative impact on our operating results and financial condition.

Risks Relating to Our Common Stock
Our Common Stock Price May be Volatile
The market for our Common Stock has experienced significant price and volume fluctuations. When we announce product improvements, new products or services, or agreements for our products or services, any such announcement could have a material impact on our stock price. These fluctuations are often unrelated to the operating performance of our Company. Any inability to meet the operating or financial expectations of securities analysts or our stockholders could also adversely affect our stock price.
Penny Stock Regulations
The Securities and Exchange Commission has adopted regulations that generally define a “penny stock” to be an equity security having a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, broker-dealers selling our Common Stock are subject to additional sales practices when they sell such securities to persons other than established clients and “accredited investors.” For transactions covered by these rules, a broker-dealer must first make a customer suitability determination, receive the customer’s consent to the transaction, and deliver risk disclosure documents relating to the penny stock market. Further, the broker-dealer has to disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, that fact has to be disclosed, as well as the broker-dealer’s presumed control over the market for the stock. Last, a customer must receive monthly statements disclosing recent price information for the penny stock held in the account and information on the limited market for penny stocks. Accordingly, the “penny stock” rules may restrict trading in our Common Stock.
No Anticipation of Dividends
We have not paid any dividends on our Common Stock since inception. Further, our credit facilities and loan guarantee agreements prohibit dividend payments. Assuming we can contractually pay dividends in the future, the determination of whether to pay dividends will be made by our board of directors and will depend on the earnings, capital requirements, and operating and financial condition of the Company, among other factors. It is not anticipated that we will pay dividends in the fiscal or in the foreseeable future.
Concentration of Ownership in Officers, Directors and Principal Stockholders
Our officers, directors and principal stockholders currently beneficially own or control 36,543,828 shares, or 9.39%, of our outstanding Common Stock (See Item 4, “Security Ownership of Certain Beneficial Owners and Management”). There are no outside directors on the Board, which consists only of the Chief Executive Officer and the President. As a result, the Board and the officers can exert substantial influence over matters requiring approval of our stockholders, including the election or removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets, and other corporate transactions. This concentration of ownership could be disadvantageous to other stockholders with interests different from those of our officers and directors or from our other principal stockholders. For example, our directors could approve a sale or merger of the Company at a time when it might be more beneficial to other stockholders not to sell or merge the Company or to wait for a better offer. In addition, this concentration of share ownership may adversely affect the trading price for our Common Stock, because investors often perceive disadvantages in owning stock in companies with a significant concentration of ownership among a limited number of stockholders.
Limited Trading Market
Our Common Stock is traded on the Pink Sheets. The Pink Sheet market is often highly illiquid, in part because it does not have a national quotation system by which potential investors can follow the market price of shares except through information received and generated by a limited number of broker-dealers that make markets in particular stocks. There may be a greater chance of volatility for securities that trade on the Pink Sheets as compared to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available price quotations, the absence of consistent administrative supervision of bid and ask quotations, lower trading volume, and market conditions. Investors in our Common Stock may experience high fluctuations in the market price and volume of the trading market for our securities. These fluctuations, when they occur, have a negative effect on the market price for our securities. Accordingly, our stockholders may not be able to realize a fair price from their shares when they determine to sell them or may have to hold them for a substantial period of time until the market for our Common Stock improves.

Item 2. Financial Information
Selected Financial and Operating Data
The following table sets forth selected historical financial statement of operations data for the years ended September 30, 2004, 2005 and 2006, and for the nine months periods ended June 30, 2006 and 2007, has been derived from the audited financial statements of Espre. The selected historical operating results for the nine month period ended June 30, 2007, are not necessarily indicative of the results that may be expected for the entire year ending September 30, 2007, or for any subsequent period.
The selected consolidated financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto. The selected statements of operations data for the years ended September 30, 2006 and 2005, and for the nine months periods ended June 30, 2007 and 2006 are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this Registration Statement on Form 10. The historical results presented below are not necessarily indicative of future results.

	June 30		September 30
	2007	2006	2006	2005	2004
	(Unaudited)
Revenue	$2,134,775	$922,711	$944,147	$95,478	$126,178
Cost of sales	623,750	31,037	31,237	81,000	—

Gross profit	1,511,025	891,674	912,911	14,477	126,178

Expenses
General, administrative and selling expenses	3,258,479	2,199,116	3,143,332	2,905,179	811,772
Product development and consulting	1,106,418	979,361	1,304,070	1,459,005	683,698
Stock and options issued for services	461,000	1,335,750	1,328,475	31,916,213	500,000
Stock based compensation	3,469,125	4,065,719	4,581,078	—	—
In-process research and development	—	—	—	—	11,722,599
Amortization and depreciation	80,444	60,524	83,275	71,188	41,892
Transition adjustment	—	420,409	514,261	122,160	—

Total operating expenses	8,375,466	9,060,880	10,961,766	36,473,745	13,759,961

Loss from operations	(6,864,441)	8,169,205	10,048,855	(36,459,267)	(13,633,783)
Interest expense	(11,640)	(71,648)	(76,035)	(204,215)	(15,453)

Net loss before minority interest	6,876,081	(8,240,853)	(10,240,890)	(36,663,482)	(13,649,236)

Minority interest	91,881	—	—	—	—

Net loss	(6,784,200)	(8,240,853)	(10,240,890)	(36,663,482)	(13,649,236)
Preferred stock dividends and other charges				(595,000)	(373,211)

Net loss applicable to common stockholders	$6,784,200	$8,240,853	$(10,240,890)	$(37,258,482)	$(14,022,447)

Basic and diluted net loss per share, applicable to common stockholders	$(0.03)	$(0.06)	$(0.05)	$(0.34)	$(0.25)

Weighted average shares outstanding, basic and diluted	216,423,976	148,364,779	200,057,661	109,788,566	55,951,221

Balance Sheet Data
Cash and Equivalents	$896,201	$1,018,224	$291,426	$213,740	$80,478
Working Capital (Deficit)	(270,422)	(1,105,594)	(1,691,576)	(3,163,561)	(2,517,366)
Total Assets	2,842,343	1,702,255	1,594,447	583,084	349,472
Stockholders’ Equity (Deficit)	(2,042,006)	(993,304)	(2,361,981)	(2,879,369)	(2,268,988)

Management’s Discussion and Analysis of Financial Condition and Results of Operation
The following discussion should be read in conjunction with, and is qualified in its entirety by, historical financial statements and related notes and the financial statements and notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis are set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” set forth elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this prospectus.
Overview
In July 2004, we merged with Espre Texas in a transaction accounted for as a purchase. As the shareholders of Espre Texas obtained a majority ownership interest in the merged entity, the merger was accounted for as a reverse merger, with Espre Texas treated as the acquirer. The merger was deemed a recapitalization of our Company for accounting purposes, which was, prior to the merger, effectively an inactive public shell. Accordingly, the financial statements presented, and the discussion which follows, represent the historical financial statements and operating history of Espre Texas.
Espre is a technology company specializing in media collaboration solutions powered by patented video compression technology that provides television quality streaming video over the internet. We offer a suite of services which have as their platform the Company’s proprietary CODEC, “Lightening Strike™” The Company’s service offerings include hosting, video and email distribution, consulting, encoding services and technical support. The Company’s existing business commenced in December 2003 with the organization of Espre Texas, which acquired what was then known as ViewMail Marketing System from JOD Enterprises. In August 2004, the Company acquired Wireless Peripherals, and then proceeded to acquire the Lightning Strike CODEC and related video products from Video Software Partners in September 2004.
Until August 2005, the Company’s business strategy was to market its video applications to corporations, advertising agencies, ISPs, ASPs and value added resellers. In August 2005, the Company changed its business strategy and commenced marketing its services to the same customer base. Also until approximately August 2005, the Company was engaged almost exclusively in the research and development of its products. Accordingly, until that date the Company had a very limited sales and marketing program and did not generate material revenue. As we commenced our current operations upon the organization of Espre Texas in December 2003, no discussion is provided for any period prior to that time.
Results of Operations for the Fiscal Year Ended September 30, 2004
Since our organization in December 2003, we were engaged in the development of our technology. Development of software technology requires a significant outlay of cash before a viable product can be developed. Even after development of a product, more cash is required to market the product before any revenues can be realized. Accordingly, we incurred significant losses in connection with the development of our technology, and had not realized any material revenues.
During the year ended September 30, 2004, we had total operating expenses of $13,759,961, and generated revenues of only $126,178. During fiscal 2004, we had research and development expenses of $12,406,297, including in-process research and development of $11,722,599 acquired with a note. For that same period, our general, administrative and selling expenses were $811,772, and our stock-based compensation was $500,000.
Results of Operations for the Fiscal Year Ended September 30, 2005
During the year ended September 30, 2005, we had total operating expenses of $36,473,745, of which $31,916,213 was stock based compensation using no cash. We generated revenues of only $95,478 on the sale of video applications (principally Video Messenger Service and eViewLink) and hosting services. Our expenses during this time period were principally research and development costs to improve our products which amounted to $1,459,005 and general and administrative expenses of $2,905,179.

Results of Operations for the Fiscal Year Ended September 30, 2006
During the year ended September 30, 2006 we generated revenues of $944,147 of which $900,000 was the sale of an exclusive right to use license for the consumer market to Media Distribution Solutions, LLC (“MDS”). This license comprised of a fixed license fee (of a total $2,000,000 of which $900,000 was paid in the year ended September 30, 2006 and $950,000 is reflected in accounts receivable and deferred revenue at September 30, 2006), ongoing royalties of 5% of the customers’ gross revenue and a 10% equity interest in MDS. The license was designed to enable MDS to video enable their service offering and the Company to earn ongoing royalties from the deployment of MDS’s service offering, principally in the online advertising market.
We had total operating expenses of $10,961,766 of which research and development expenses amounted to $1,304,070 (compared to $1,459,005 in fiscal 2005 or a decrease of 11%), general, administrative and selling expenses were $3,143,332 (compared to $2,905,179 in fiscal 2005 or an increase of 8%) and our stock-based compensation aggregated $4,581,078. These results reflect our change in strategy to extend our core technology into a software development kit (SDK) and to licence this to customers, such as MDS, to enable them to build applications for specific market segments.
Results of Operations for the Nine Months Ended June 30, 2007, Compared with the Nine Months Ended June 30, 2006
During the nine months ended June 30, 2006 we generated revenues of $922,711 we had total operating expenses of $9,060,880, of which $4,065,719 was stock based compensation. Revenues comprised $900,000 from MDS (See “Results of Operations for the Fiscal Year Ended September 30, 2006” above). Our expenses during this time period were principally research and development costs to improve our products which amounted to $979,361 and general and administrative expenses of $2,199,116.
During the nine months ended June 30, 2007 we generated revenues of $2,134,775 of which the major components were:
•	$1,587,500 for a non exclusive right to use license of our CODEC to an unrelated party. The total license fee was $2,000,000 plus support service fees of $150,000 of which $1,587,500 was earned during the period and the remainder will be reflected the remaining three month period ending September 30, 2007. We are not entitled to any ongoing revenues from this customer.

•	$570,250 for the design of our customers’ applications, including a major US carrier. We expect continued engineering revenues if and when the customers successfully deploy their product and/or service offerings.
We received $1,000,000 for the sale of an exclusive right to use license for the entertainment market. The license agreement grants the license holder a put option which could require us to repurchase the license for $2,000,000 at any time after January 31, 2008 and before April 31, 2010. The revenue from this has been deferred and is included on our balance sheet We reacquired this license from MDS (See “Results of Operations for the Fiscal Year Ended September 30, 2006” above) for $550,000 which is included in costs of sales.
We had total operating expenses of $8,375,466 (excluding interest expense of $11,640) of which research and development expenses amounted to $1,106,418, general, administrative and selling expenses were $3,258,479, and our stock-based compensation aggregated $3,469,125. Our research and development costs, and our general, administrative and selling expenses, increased substantially for the nine months ended June 30, 2007, compared to the comparable 2006 period due to increases in our engineering effort to support our license agreements.
The results for the nine months ended June 30, 2007, are consolidated with the results of our affiliate, Blideo Inc. Resulting from the consolidation of Blideo, we recorded income from our minority interest in Blideo of $91,881.
In August 2007 we increased our sales and marketing staff by eight (8) persons in response to sales efforts and the planned launch of our ESPRE Live version 3.0 in January 2008. We anticipate this higher expense level to continue into fiscal 2008.

Liquidity and Capital Resources
The accompanying financial statements have been prepared assuming we will continue as a going concern. We sustained substantial losses for the period December 22, 2003 (inception) to June 30, 2007. As at June 30, 2007, we had $896,201 in cash, working capital of $270,422 and were not in default of any debt. However, our continued existence is dependent upon its ability to achieve profitability and to generate cash either from operations or financing.
Management’s financial plan is as follows:
•	Market its principal product, ESPRE Live, to customers wishing to build applications using video and provide custom engineering services to those customers as requested

•	Engage in partnerships with firms in key vertical markets. These partners will be market experts and have well defined application strategies that require ESPRE Live to build them.

•	Establish independent sales agreements with representatives to sell its products and services. We will actively pursue the engagement of additional independent sales representatives that can distribute the Company’s existing video products and services both domestically and internationally.

•	Obtain additional debt and equity financing, only if necessary
For the years ended September 30, 2005 and 2006 respectively, we used net cash of $4,324,306 and $3,336,739 for operations and realized net cash of $4,476,269 and $3,780,682 from financing activities, primarily from the sale of the Company’s Common Stock and receipts on stock subscriptions receivable. For the nine months ended June 30, 2007 and 2006 respectively, we had used net cash of $1,678,080 and $3,336,739 for operations and our financing activities provided net cash of $2,584,119 and $4,179,846.
Subsequent to June 30, 2007, the Company has raised a further $4,838,056. At September 30, 2007, it had cash of $3,354,735. The achievement of profitability and the ability to generate cash flows from operations will dependent on, among other things, the acceptance of our products and services, competition and the deployment of video applications by our customers. These matters by their nature constitute uncertainties and the financial statements do not include any adjustments that might result from their outcome
We invested $300,000 in our affiliate, Blideo Inc., in May and June 2007 and a further $200,000 in July and August 2007. We invested a further $150,000 in October 2007. We have no current plans to invest further amounts in this affiliate. See Item 7, “Certain Relationships and Related Transactions, and Director Independence.”
Our current cash requirements are approximately $850,000 per month, principally for salaries, professional services and office expenses. Our capital expenditures (depending on our hiring program) which principally consist of computer equipment, test equipment and office requirements are approximately $15,000 per month. This is a substantial increase over prior fiscal years due to our expansion of our sales and marketing activities in response to customer interest. Based on our cash flow projections, we expect that while our cash requirements will continue at the now-existing rate in the foreseeable future, we will be able to meet a portion of our cash requirements from the proceeds of agreements for our services and the sale of our products. However, we will continue to be cash flow negative for the balance of calendar 2007 and for some portion of calendar year 2008 and therefore dependent on the proceeds of the private sale of our equity securities.
As with any company engaged in the development of new technology, we have constantly been challenged by the need to find continuing and new sources of capital to meet our operating expenses. There can be no assurance that we will continue to be successful in obtaining financing, or that we will, as we now anticipate, be able to generate significant revenues from operations in calendar 2008, in which event we may be unable to proceed with our business operations.

Contractual Commitments
At June 30, 2007, we had known contractual obligations of $4,676,230, comprised of:

Contingent repurchase agreement — see below	$1,642,944
Deferred revenues	2,100,000
Accounts payable and accruals	908,286
Minority interest	208,119
Note payable	25,000

$4,884,349

In October 2007 we entered into a new agreement with the entity from which we acquired our core technology under the terms of which our contingent obligations were reduced by $1,642,944 on the payment of $100,000 and the issuance of 1,500,000 restricted shares.
We are contingent liable under the terms of an Intellectual Property Licence Agreement which grants a put option of $2,000,000 to the license holder which can be exercised at any time after January 31, 2008, and before April 30, 2010.
Critical Accounting Policies
Our financial position, results of operations and cash flows are impacted by the accounting policies which we have adopted. A summary of our critical accounting policies follows:
Principles of consolidation
The consolidated financial statements include the accounts of the Company and its majority owned and controlled subsidiaries. All inter-company transactions have been eliminated in consolidation.
Equipment
Equipment is recorded at cost. We provide depreciation, for financial reporting purposes over the estimated useful lives using the straight-line method.
Intangible assets
We record intangible assets, consisting of core and product technologies at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective asset, generally four years, using the straight-line method.
Impairment of Long-Lived Assets
Equipment and intangible assets (core and product technologies) are reviewed for impairment in the fourth quarter and whenever events or circumstances indicate the carrying amount may not be recoverable. In reviewing for impairment, we compare the carrying value of the assets to the estimated future cash flows expected from the use of the assets and their eventual disposition. When the estimated future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the asset’s fair value and their carrying value.
Revenue recognition
Revenue is measured at the fair value of consideration received or receivable. Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred or service has been rendered, our fee is fixed or determinable, and collectability is probable. The revenue associated with any service component is not material and is recognized at the time of time of sale. Some video software related arrangements may include services not essential to functionality of any other element of the transaction such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services. If the arrangement includes services, previously described revenue is allocated among the services and software elements of the arrangement. Revenue allocated to the service element is recognized as the services are performed or, if no pattern of performance is discernable, on a straight-line basis over the period the services are performed. We have not reported any video revenue for which the service element is not essential to the functionally of the video software. We record revenues from the sale of telecommunications services at the time of the customer usage based upon minutes of traffic processed at agreed upon contractual fees.
Income taxes
We account for income taxes on an asset and liability approach. Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. Based on the weight of available evidence, both positive and negative, a valuation allowance to fully provide for the net deferred tax assets has been recorded since it is more likely than not that the deferred tax assets will not be realized.
Net loss per share
Net loss per share is determined by dividing net loss by the weighted average common shares outstanding. We account for earnings or loss per share by presenting basic earnings or loss per share including only outstanding Common Stock and diluted earnings per share including the effect of dilutive Common Stock equivalents. Our basic and diluted earnings per share are the same, as our Common Stock equivalents are anti-dilutive.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These assumptions, if not realized, could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Fair Value of Financial Instruments
Our financial instruments, primarily consisting of cash, accounts receivable, accounts payable, and long-term debt, approximate fair value due to their short-term nature or interest rates that approximate market.
Recent Pronouncements
In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet.
SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments. One type is mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type includes put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. Most of the provisions of SFAS No. 150 are consistent with the existing definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements”.
The remaining provisions of this Statement are consistent with the FASB’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own shares. This Statement was effective for financial instruments entered into or modified after May 31, 2003. The adoption of this statement did not have any impact on the Company’s financial position or the results of its operations.
In December 2003, the issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), rescinded the accounting guidance contained in SAB 101, “Revenue Recognition in Financial Statements,” and incorporated the body of previously issued guidance related to multiple-element revenue arrangements. The Company’s adoption of SAB 104 did not have any impact on its financial statements.
In March 2004, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”(“EITF 03-1”), but delayed the recognition and measurement provisions of EITF 03-1 in September 2004. For reporting periods beginning after June 15, 2004, only the disclosure requirements for available-for-sale securities and cost method investments are required. The Company’s adoption of the requirements did not have a significant impact on the Company’s disclosures.
In July 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock” (“EITF 02-14”) EITF 002-14 requires application of the equity method of accounting when an investor is able to exert significant influence over operating and financial policies of an investee through ownership of Common Stock or in-substance Common Stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 will not have a significant impact on the Company’s financial statements.

On December 16, 2004, the FASB issued Statement No. 123R, “Share-Based Payment” which requires companies to record compensation expense for stock options issued to employees at an amount determined by the fair value of the options. SFAS No. 123R is effective for interim or annual periods beginning after June 15, 2005.
As such, effective with the Company’s fiscal quarter ending December 31, 2005, SFAS No 123R will eliminate the Company’s ability to account for stock options using the method permitted under APB 25 and instead require us to recognize compensation expense should the Company issue options to its employees or non-employee directors. The Company is in the process of evaluating the impact adoption of SFAS No. 123R will have on the consolidated financial statements.
SFAS No. 153, Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29 (“SFAS 153”), was issued in December 2004. APB Opinion No. 29, Accounting for Nonmonetary Transactions (“APB 29”), provides the basic principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. However, APB 29 includes certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary exchanges occurring on or after July 1, 2005. The adoption of this standard does not have an effect on the Company’s financial statements.
Impairment of Long-Lived Assets
Equipment and intangible assets (core and product technologies) are reviewed for impairment in the fourth quarter and whenever events or circumstances indicate the carrying amount may not be recoverable. In reviewing for impairment, we compare the carrying value of the assets to the estimated future cash flows expected from the use of the assets and their eventual disposition. When the estimated future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the asset’s fair value and their carrying value. During the period December 22, 2003 (inception) to September 30, 2007, there was no impairment.
Off Balance Sheet Arrangements
We have not entered into any transactions with unconsolidated affiliates in which we have financial guarantees, subordinated retained interest, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities or any other obligations under variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.
Quantitative and Qualitative Disclosures About Market Risk
Our financial instruments are limited to cash and cash equivalents. The main investment objective is the preservation of capital. We do not use derivative instruments for speculative or investment purposes. Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. At September 30, 2005, the carrying value of our cash and cash equivalents approximates fair value. We may in the future obtain marketable debt and securities (principally consisting of commercial paper, corporate bonds and government securities) having a weighted average duration of one year or less. Consequently, such securities would not be subject to significant interest rate risk.
Item 3. Properties
Espre does not own any real property. The company leases approximately 10,378 square feet of space at 5700 West Plano Parkway, Suite 2600, Plano, Texas 75093, where its principal executive, administrative and engineering offices are located, at an annual rental fee of approximately $283,000. This lease expires on February 28, 2011. Management believes these facilities are all in usable condition and that these facilities are sufficient to meet Espre’s needs for the immediate future. Management also believes that the facility is adequately covered by insurance.

Item 4. Security Ownership of Certain Beneficial Owners and Management
The table below sets forth information with respect to the beneficial ownership of the Company’s Common Stock by (i) each person who is known to be the beneficial owner of more than five percent of the Company’s Common Stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. Unless otherwise indicated, the address of each beneficial owner is c/o Espre Solutions, Inc., 5700 W. Plano Parkway, Suite 2600, Plano, Texas 75093. The Company does not believe that any stockholders act as a “group,” as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As of September 30, 2007, the end of our latest fiscal year, we had issued and outstanding 323,028,373 shares of Common Stock.

	Number Shares of
	Common Stock Owned		Percentage of
Name and Address of Beneficial Owner	Beneficially (1)		Common Stock

Pete Ianace (2)(3) 5700 West Plano Parkway #2600 Plano, TX 75093	10,900,000	(4)	2.80%

Peter Leighton (2)(3) 5700 West Plano Parkway #2600 Plano, TX 75093	18,493,828	(5)	4.75%

Forres McGraw (3) 5700 West Plano Parkway #2600 Plano, TX 75093	650,000	(6)	0.17%

Robert Logan (3) 5700 West Plano Parkway #2600 Plano, TX 75093	2,300,000	(7)	0.59%

Robert Nimon (3) 5700 West Plano Parkway #2600 Plano, TX 75093	4,200,000	(8)	1.08%

All Officers and Directors as a Group (5 Persons)	36,543,828		9.39%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission and generally includes voting power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within sixty days of September 30, 2007, are deemed outstanding for computing the percentage of the person holding such option or warrant, but are not deemed outstanding for computing the percentage of any other person. Percentages are based on a total of 323,028,373 shares of Common Stock outstanding on September, 2007, and the shares issuable upon the exercise of options and warrants exercisable on or within sixty days of September 30, 2007, as described below

(2)	Director

(3)	Officer

(4)	Includes options currently exercisable by Mr. Ianace for the purchase of 1,800,000 shares of Common Stock and 2,097,887 shares held by Mr. Ianace’s affiliate, Espre Consulting.

(5)	Includes options and warrants currently exercisable by Mr. Leighton for the purchase of 10,438,272 shares of Common Stock.

(6)	Includes options currently exercisable by Mr. McGraw for the purchase of 600,000 shares of Common Stock

(7)	Includes options currently exercisable by Mr. Logan for the purchase of 900,000 shares of Common Stock

(8)	Includes options currently exercisable by Mr. Nimon for the purchase of 1,200,000 shares of Common Stock.

Item 5. Directors and Executive Officers
The directors, executive officers and key executives of Espre, and their ages as of the date hereof, are set forth below. None of such persons has been involved in any legal proceeding enumerated in Securities and Exchange Commission Regulation S-K, Item 401, within the time periods described in that regulation.

Name	Age	Position
Peter Ianace	58	Chief Executive Officer and Director
Peter Leighton	54	President and Director
Forres McGraw	48	Chief Financial Officer
Robert Logan	61	Chief Operating Officer
Robert Nimon	57	Chief Technology Officer
Directors and Executive Officers
Peter Ianace, Chief Executive Officer and Director. Mr. Ianace has been Chief Executive Officer and a Director of Espre, and its predecessor, Espre Texas, since July 2004. He served in the same capacity of from its organization in December 2003 until its merger with the Company in July 2004. From April 2001 to November 2003, Mr. Ianace was chief executive officer of Vianet Technologies, Inc., a company engaged in video software application and VOIP services. He served as executive vice president of business development for Vianet from June 1989 to April 2001. Mr. Ianace served as the President and Chief Executive Officer of Intelect Network Technologies from April 1995 until April 1999, where he managed the growth and integration of worldwide sales and product development and was responsible for equity capitalization and strategic relationship building and partnering. Mr. Ianace graduated from Newburgh Free Academy in 1966 and attended St. John’s University from 1966-1968.
Peter Leighton, President and Director. Mr. Leighton has been a director of the Company since May 1, 2007, and President since July 26, 2007. He was the principal investor in Wireless Peripherals Inc. and subsequently in the Company. In April 2007 he founded and funded Blideo Inc. along with the Company. Mr. Leighton was Chief Executive Officer and founder of Vianet Technologies, Inc. from which the Company indirectly acquired its original intellectual property. He also served as the Chief Financial Officer of Intelect Communication Systems Ltd. (the parent company of Intelect Network Technologies) from April 1982 until April 1987 and President and Chief Executive Officer from April 1987 to November 1997. Mr. Leighton is a graduate in Engineering Science of Exeter University, a Chartered Accountant and was a partner in Thorne Riddell (a member firm of KMG, the predecessor of KPMG) from 1982 to 1985. He provides Espre with 30 years of financial management, capital raising and public reporting experience and well as strategic corporate development.
Forres McGraw, Chief Financial Officer and Treasurer. Mr. McGraw has been the Chief Financial Officer and Treasurer of the Company since April 2005. Prior to joining Espre, he served as chief financial officer of 8 Point Communications, Inc., a video conferencing company. He was the founder, a director and the president of Nostrum Biotechnology, Inc., a start-up bio-medical company. Mr. McGraw founded and was president of International Factoring Group, Ltd., for seven years prior to forming Nostrum Biotechnology, Inc. Mr. McGraw was a partner with Donahue, McGraw & Associates, CPA’s, from 1984 to 1993. He is a graduate of Louisiana State University.
Robert Logan, Chief Operating Officer. Mr. Logan has been the Chief Operating Officer of the Company since its merger with Espre Texas in July 2004. From December 2003 to July 2004, he served in the same capacity with Espre Texas. Mr. Logan was the Chief Operating Officer of Vianet Technologies, Inc., from August 2000 until December 2003. From January 1999 until July 2000, he was Director of Sales, Systems Integration Division, ASI Business Solutions, a company which provides a network-connected print management and output consulting services. From September 1997 until December 1998, he was Chief Executive Officer and Director of Marketing of Mirus Ltd., a provider of high volume direct mail software. From January 1996 to September 1997 Mr. Logan held senior positions of Ikon Corp. He received a Bachelor of Science and Bachelor of Arts degree from Kansas State University.
Robert Nimon, Chief Technology Officer. Mr. Nimon provides Espre with a diverse 30 year technical and management background. He co-founded DNA Enterprises in 1981, serving as President for fifteen years of the firm that provided premier contract hardware/software design and development services for a variety of industries. Mr. Nimon also has specific technical expertise in all areas required for real- time system applications, hardware/software architecture, operating system development, object design methods, and audio/video applications. He earned his Bachelor of Science degree at the University of Texas.

Board Committees
There are no committees of the Board of Directors. As the Board consists of two directors, being the President and Chief Executive Officer, the Board meets always as a whole and not as a committee, and accordingly does not have standing nominating, audit, or compensation committees.
Meetings of the Board of Directors
The Board of Directors met twenty-one (21) times during the year ended September 30, 2006. All directors were present at all Board meetings.
Director Independence
Neither of our directors is independent within the meaning of Regulation S-K, Item 407(a).
Director Compensation
None of the directors receives compensation as a director.
Shareholder Communications
Shareholders may communicate with the Board of Directors by writing to Peter Leighton or Peter Ianace, who are the sole directors, at the Company’s address, 5700 W. Plano Parkway, Suite 2600, Plano, Texas 75093.
Code of Ethics
The Company adopted a code of ethics on July 26, 2006.
Item 6. Executive Compensation
Compensation Discussion and Analysis
The individuals who served as our chief executive officer and our chief financial officer during fiscal year ended September 30, 2007, as well as the other individuals included in the Summary Compensation Table, are referred to in this Form 10 as the “Named Executive Officers.” We do not have a Compensation Committee because there are only two directors, comprised of the chief executive officer and the President. Compensation for the Named Executive Officers is set by the Board of Directors (the “Board”). We plan to expand the Board in fiscal 2008 and to establish a Compensation Committee at that time.
Compensation Philosophy and Objectives
Our compensation program for the Named Executive Officers is intended to attract, retain, motivate and appropriately reward talented executives who can contribute significantly to our financial growth and success, and thereby build value for our stockholders over the long term. The program has the following specific goals:
•	To offer a total compensation package to the Named Executive Officers that is competitive in the marketplace for executive talent.

•	To motivate the Named Executive Officers to achieve our business objectives by providing incentive compensation awards that take into account our overall performance and that measure performance against those business objectives.

•	To provide equity-based, long-term compensation arrangements that creates meaningful incentives for the Named Executive Officers to maximize our near and long-term future performance that aligns their interests with our shareholders’ and encourage the Named Executive Officers to remain with the Company.
To achieve these objectives, the Board is developing certain processes for setting Named Executive Officer compensation and is constructing an overall compensation program that consists of a number of elements, as described below.
Setting Executive Compensation
General Processes
The Board has historically used personal contacts to access the necessary skills to execute its business plan and has negotiated employment terms with Named Executive Officers on an ad hoc basis. The majority of the Named Executive Officers were either founders of the Company or investors in the Company or Wireless Peripherals which was acquired by the Company in August 2004. The Board is currently reviewing these arrangements and the current arrangements that were previously entered into may not fully reflect the compensation principles that the Board may adopt in the future. As we renew our executives’ employment agreements, we will work to ensure that the terms of the agreements dovetail with our compensation philosophy.
The Board intends to use certain performance measures as the bases for determining annual cash incentive compensation. The Board intends for annual cash incentive compensation to be linked to attainment of specific target performance measures. The specific target performance measure for 2008 will be sales generation. As such, the Named Executive Officers will not receive a bonus unless we have achieved sales targets.
Generally, the bonus for each Named Executive Officer will be based on a percentage of gross sales. The minimum amount of cash incentive compensation that Named Executive Officers can achieve will be $0 and with no upper limit. We have very little sales history upon which to base compensation expectations and therefore the Board believes that establishing an upper limit in 2008 would not incentivise the Named Executive Officers. The Board plans to make bonuses in 2009 based on sour cash flow performance targets such that these subjective targets must be attained for the Named Executive Officers to earn cash incentive compensation. In addition to this programmatic approach, the Board retains the discretion to grant cash bonuses as necessary to account for special circumstances or extraordinary individual or company performance.
The Board intends annually to review and benchmark the total compensation program for the Named Executive Officers against relevant market data. The Board anticipates benchmarking our compensation which will involve a comparison of various components of total compensation against a peer group of publicly traded companies (the “Peer Group”). The Board will selected the Peer Group companies based on their similarities to us in revenue, earnings and capital and management structures, and the Board has adopted the Peer Group based on the Board’s recommendation. The Board included in the Peer Group some companies that, because of their recent acquisition or changes in ownership structure, have recently ceased to be publicly traded. The Peer Group will be reviewed periodically by the Board and Board and updated as necessary to maintain comparability, including removing those companies that have recently ceased to be publicly traded.
Allocating Between Different Types of Compensation
The Board believes that executive compensation should include a mix of different types of compensation and takes this consideration into account when structuring the total compensation for each Named Executive Officer. The allocation among different types of compensation is based on the employment agreement with the Named Executive Officer, where such agreements exist. Within the parameters set by the employment agreements, if any, the Board intends to reward recent performance and create incentives for long-term enhancements in shareholder value. This is achieved through our annual cash incentive plan, which is further described below. In setting the amounts potentially payable under the annual cash incentive plan, the Board takes into account other annual cash compensation payable to each Named Executive Officer.
The Board also seeks to allocate a portion of total compensation to long-term, equity-based compensation. Equity-based compensation is designed to motivate the creation of long-term shareholder value and simultaneously enhance executive retention. The Board typically uses stock options because this form of equity compensation provides the executive with value only if the price of our stock when the option is exercised exceeds the option’s exercise price. This provides an incentive to increase stock price over the term of the option. To enhance retention goals and provide balance with stock options, the Board may also grant restricted stock. The Board anticipates that long-term, equity based compensation will constitute a larger percentage of each Named Executive Officer’s total compensation in future years as the Board has additional opportunity to structure appropriately targeted awards of this type.
Role of Executive Officers in Compensation Decisions
Decisions on the compensation of the chief executive officer are made by the President since the Board consist only of the chief executive officer and the President. Compensation decisions on the other Named Executive Officers and employees who are not Named Executive Officers are made by the President, pursuant to guidelines established by the Board in consultation with other members of management. The President, in consultation with the chief executive officer, annually reviews the performance of the other Named Executive Officers. The Board may exercise discretion to modify any recommended salary adjustment or award as it deems appropriate under the circumstances.
2006 and 2007 Executive Compensation Components
For the 2006 and 2007 fiscal years, the principal components of compensation for the Named Executive Officers were:
•	Base salary;

•	Performance-based incentive compensation; and

•	Long-term equity incentive compensation.
The Board does not currently believe that perquisites, such as club memberships or automobile allowances, have a significant role to play in executive compensation. Each of the elements of the executive compensation program is discussed in the following paragraphs.
Base Salary
Base salaries are designed to compensate the Named Executive Officers for faithful execution of their individual responsibilities. The base salaries of the chief executive officer, president, vice president sales and chief technology officer are set forth in the applicable employment arrangements with the executive. The employment agreement of the President will expire on May 31, 2008. When we enter into new or amended employment agreements with such Named Executive Officers, or if we enter into an employment agreement with another executive officer, the Board will review the base salaries and adjust them based on a number of relevant factors. During its review of base salaries, the Board primarily considers the following:
•	Relevant market data developed in connection with the benchmarking process described above

•	The executive’s role and responsibilities

•	In cases of renewal, the past performance of the executive.
Of the factors described above, primary consideration will be given to relevant market data in setting base salaries because the Board believes that upside potential in total compensation is achieved through the performance-based and long-term incentive compensation programs. Factors, other than those listed above, that may cause the Board to deviate from the benchmarking salary data include an executive’s experience in a particular role, retention concerns, and the Board’s judgment based on an executive’s leadership qualities, career with us, and long-term potential to enhance shareholder value.
Base salaries for other Named Executive Officers are set by the chief executive officer, within the guidelines established by the Board. Those guidelines are based on the salaries set by the Board for those Named Executive Officers that have employment agreements with us.
In setting base salaries for the chief executive officer in 2006, the Board primarily relied upon data of the base salaries and total compensation for recently placed chief executive officers in technology business of similar size and life stage.

Annual Cash Incentive Compensation
Our annual cash incentive plan is designed to reinforce the importance of both teamwork and individual initiative and effort, and to provide an incentive for employees to achieve and surpass targeted performance goals. As described below, bonuses to are linked to metrics established by the Board, primarily gross revenues. Bonuses to other employees are payable from a bonus pool that is budgeted for at the beginning of the fiscal year and are based on individual performance or achievement of technical goals.
For 2008, the annual bonus amount for Named Executive Officers will be based on one or more Company-wide performance measures. The specific target performance measure for 2008 will continue to be sales. Under the plan, Named Executive Officers will not receive a bonus unless we have achieved specific revenue targets.
Each year, the Board will consider how to structure performance measures to ensure that the amount of the cash incentive potentially payable under the plan is properly aligned with our business objectives and strategic initiatives. As noted above, for 2008, the Board has determined that sales is the primary financial measure that should be used to measure performance with regard to the annual cash incentive compensation plan.
Long-Term Equity Incentive Compensation
Consistent with our compensation philosophy, long-term equity incentives are an important component of each Named Executive Officer’s total compensation package. We have generally awarded stock options to the Named Executive Officers and other key management employees. These stock option awards are designed to:
•	reward and encourage long-term contribution to the Company

•	align executives’ interests with the interests of shareholders;

•	help achieve competitive levels of total compensation.
During fiscal 2006, the Company did not make any stock option awards. The Board determines stock option award levels based on consideration of a number of factors, including discussions with the President and other executives. For fiscal 2007, stock option awards were approved and granted in the third quarter of 2007 However, newly appointed or promoted executives or management personnel may receive an additional stock grant at other times during the year.
Grants are not directly connected to an executive’s salary or bonus. Grants of stock options or restricted stock awards will usually be subject to less dramatic variation than cash incentive compensation. For instance, in a year when an executive’s performance evaluation was good, he might receive an equity award that is slightly larger than that received by other executives. But if, in that same year, our financial performance did not meet targets, then the executive would not receive a bonus. If, however, in the following year, the executive’s performance evaluation was again good and our financial performance exceeded targets, then the executive would receive an equity award that, while higher than other executives’, was approximately the same as in the previous year. On account of our financial performance in that year, however, he would also receive a bonus; like the award of equity, that bonus would also be adjusted upward because of the employee’s exceptional performance.
Grants will generally be awarded during the first quarter of the fiscal year in order to coincide with the timing of annual reviews and compensation determinations, and because our fiscal year-end results have generally been announced by this time. Equity awards are awarded under our 2004 Equity Incentive Plan, which requires that the option exercise price be based on the average of the high and low price of our Common Stock on the trading day preceding the date the option is granted. The Board does not grant options with an exercise price that is less than the fair market value of our Common Stock, as determined according to the 2004 Equity Incentive Plan, or grant options which are priced on a date other than the grant date, unless for some reason the date proceeding the date is not a trading date, in which case the average of the high and low price of our Common Stock on the preceding trading day is used.

Retirement and Other Benefits
We no not maintain a tax-qualified Section 401(k) savings plan available to our employees or the Named Executive Officers.
Our other benefit plans primarily include medical and other health care benefits, group life insurance, disability and tuition assistance. The Board has reviewed these other components of compensation in relation to the total compensation of the Named Executive Officers, and determined that they are reasonable and appropriate.
We do not maintain any defined benefit pension plans or any nonqualified deferred compensation arrangements.
Perquisites and Other Personal Benefits
We do not provide the Named Executive Officers with any perquisites or other similar personal benefits and the Board does not currently believe that perquisites, such as club memberships or automobile allowances, have a significant role to play in executive compensation.
Employment and Consulting Agreements
Mr. Leighton is party to a consulting agreement with us. This agreement provides for certain payments and other benefits if the consulting agreement terminates under specified circumstances, as well as certain payments and benefits during the executive’s employment. The chief executive officer believed that this consulting agreement was an important part of our overall executive compensation program at that time because it served as a recruitment and retention device. However, the Board has not determined that it is necessary to enter into employment agreements with other executives at this time. More information concerning these employment agreements is contained under the caption “Narrative to Summary Compensation Table and Plan-Board Awards Table-Employment and Consulting Agreements,” below.
Summary Compensation Table
The following table provides summary information regarding compensation earned by the Named Executive Officers during the fiscal years ended September 30, 2006 and 2007.
Summary Compensation Table

				Change in Pension
				Value and
				Non-Qualified
			Non-Equity	Deferred
			Incentive Plan	Compensation	All Other
Name and Principal Position(s)	Year	Salary($)	Compensation ($)	Earnings ($)	Compensation ($)	Total($)

Peter Ianace	2005	$18,800	$—	—	$—	$18,800
Chief Executive Officer	2006	$180,000	$—	—	$9,194	$189,194
	2007	$230,000	$50,000	—	$4,537	$284,537

Peter Leighton	2005	$—	$—	—	$—	$—
President	2006	$—	$—	—	$—	$—
	2007	$120,000	$—	—	$—	$120,000

Kyle Nelson	2005	$11,667	$—	—	$—	$11,667
Chief Marketing Officer	2006	$173,329	$—	—	$5,298	$178,627
	2007	$143,332	$30,000	—	$2,940	$176,272

Robert Logan	2005	$13,154	$—	—	$—	$13,154
Chief Operating Officer	2006	$135,652	$—	—	$—	$135,652
	2007	$110,000	$10,000	—	$—	$120,000

Forres McGraw	2005	$37,500	$—	—	$—	$37,500
Chief Financial Officer	2006	$116,000	$—	—	$—	$116,000
	2007	$122,506	$—	—	$—	$122,506

Robert Nimon	2005	$73,800	$—	—	$—	$73,800
Chief Technology Officer	2006	$213,000	$—	—	$2,400	$215,400
	2007	$201,000	$40,000	—	$800	$241,800

Greg Spindler	2005	$110,000	$—	—	$—	$110,000
Vice President, Business Development	2006	$120,000	$—	—	$—	$120,000
	2007	$127,500	$76,567	—	$—	$204,067

All Other Compensation Table
The All Other Compensation in the Summary Compensation Table expenses paid on behalf of the Named Executive Officers for telephone, transportation and certain other personal expenses.
Grants of Plan-Based Awards in 2006 and 2007
The following table provides information about equity and non-equity awards granted to the Named Executive Officers in 2006 and 2007. This information includes (1) the grant date of the award; (2) the estimated payouts under non-equity incentive plan awards, which consist of the potential payout levels under the 2006 and 2007 annual performance-based incentive plan; (3) the number of shares underlying restricted stock awards; (4) the number of shares underlying stock option awards; (5) the exercise price of the stock option awards, based on closing price of our Common Stock on the date of grant and (6) the grant date fair value of each equity award, computed under SFAS 123R.

		Estimated future payouts under non-equity
		incentive plan awards
					All other option
					awards: number
					of securities	Exercise or base	Grant date fair
					underlying	price of option	value of stock
Name and principal					options	awards	and option
position(s)	Grant Date	Threshold($)	Target($)	Maximum($)	(#)(1)	($/Sh)(2)	awards(3)
Peter Ianace Chief Executive Officer		$—	$130,000	$—
	July 8, 2004				1,800,000	$0.100	$72,900
	December 20, 2006				2,700,000	$0.080	$203,850
	August 10, 2007				11,000,000	$0.085	$1,135,200
Peter Leighton President		$—	$120,000	$—
	August 10, 2007				11,000,000	$0.085	$1,135,200
Robert Logan Chief Operating Officer		$—	$50,000	$—
	July 8, 2004				900,000	$0.100	$36,450
	December 20, 2006				500,000	$0.080	$37,750
	August 10, 2007				2,800,000	$0.085	$288,960
Forres McGraw Chief Financial Officer		$—	$—	$—
	March 14, 2005				900,000	$0.100	$2,756,880
	December 20, 2006				1,600,000	$0.080	$120,800
Robert Nimon Chief Technology Officer		$—	$—	$—
	August 25, 2004				1,200,000	$0.100	$278,400
	December 20, 2006				1,300,000	$0.080	$98,150
	August 10, 2007				5,000,000	$0.085	$516,000

[1]	This column shows the number of stock options granted in 2004, 2005, 2006 and 2007 to the Named Executive Officers.

[2]	This column shows the exercise price (per share) for the stock options granted, which was the average of the high and low prices of a share of our Common Stock on the last date on which our stock was traded prior to the date on which the Board granted the options.

[3]	This column shows the full grant date fair value of stock options under SFAS 123R granted to each of the Named Executive Officers in 2006 and 2007. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule. For stock options, fair value is calculated using the Black-Scholes option-pricing model which takes into account volatility in the price of our stock, the risk-free interest rate, the estimated life of the award, the closing market price of our stock on the date of grant and the exercise price. These amounts reflect our accounting expense, and do not correspond to the actual value that may be recognized by the Named Executive Officers.

Narrative to Summary Compensation Table and Plan-Based Awards Table
Employment and Consulting Agreements. During fiscal 2006 we had no written employment agreements with any of the Named Executive Officers. The following compensation was agreed with and paid to each on the Named Executive Officers in fiscal 2006 and 2007:
•	In fiscal 2006, the chief executive officer was paid $180,000 and received no Cash Incentive or Long-Term Equity Compensation. In fiscal 2007, he was paid $230,000 and received $50,000 Cash Incentive Compensation based on revenues generated and was awarded 11,000,000 stock options on August 2007 at a price of $0.085 vesting over three years as Long-Term Equity Compensation

•	In fiscal 2007, the President was paid $120,000 under a consulting agreement. In August 2007 he was awarded 11,000,000 stock options on August 2007 at a price of $0.085 as Long-Term Equity Compensation: these options were 50% vested on the date of grant and the remainder are vesting over the remainder of his consulting agreement which terminates on May 31, 2008.

•	In fiscal 2006, the chief operating officer was paid $135,652 and received no Cash Incentive or Long-Term Equity Compensation. In fiscal 2007, he was paid $110,000 and received $10,000 Cash Incentive Compensation based on revenues generated and was awarded 2,800,000 stock options on August 2007 at a price of $0.085 vesting over three years as Long-Term Equity Compensation

•	In fiscal 2006, the chief financial officer was paid $116,000 and received no Cash Incentive or Long-Term Equity Compensation. In fiscal 2007, he was paid $122,506 and received no Cash Incentive or Long-Term Equity Compensation

•	In fiscal 2006, the chief marketing officer was paid $173,329 received no Cash Incentive or Long-Term Equity Compensation. In fiscal 2007, he was paid $143,332 and received $30,000 Cash Incentive Compensation based on revenues generated and no Long-Term Equity Compensation

•	In fiscal 2006, the chief technology officer was paid $213,000 and received no Cash Incentive or Long-Term Equity Compensation. In fiscal 2007, he was paid $201,000 and received $40,000 Cash Incentive Compensation based on revenues generated and was awarded 5,000,000 stock options on August 2007 at a price of $0.085 vesting over three years as Long-Term Equity Compensation.

•	In fiscal 2006, the vice president, business development was paid $120,000 and received no Cash Incentive or Long-Term Equity Compensation. In fiscal 2007, he was paid $127,500 and received $76,567 Cash Incentive Compensation based on revenues generated and no Long-Term Equity Compensation.
Salary and Cash Incentive Awards in Proportion to Total Compensation
As noted in the Compensation Discussion and Analysis, the Board believes that a portion of each Named Executive Officer’s compensation should be in the form of equity awards; however, the Board awarded very little cash incentive compensation and long-term equity incentive compensation as a result of the Company’s continued negative cash flow and lack of sales in fiscal 2006. The following table sets forth the percentage of each Named Executive Officer’s total compensation that was paid in the form of base salary and cash incentive award under the 2006 performance-based incentive plan. The Board anticipates that salary and cash incentive awards will constitute a smaller percentage of each Named Executive Officer’s total compensation in future years as the Board has additional opportunity to structure appropriately targeted long-term equity-based incentive awards, such as stock options and restricted stock and the Company achieves profitability.
Outstanding Equity Awards at 2007 Fiscal Year End
The following table provides information about the stock option awards held by the Named Executive Officers as of September 30, 2007. This information includes unexercised and unvested stock options. Each equity award is separately shown for each Named Executive Officer. The vesting schedule for each stock option award is shown immediately following the table based on the date on which the stock option award was granted.

	Option Awards
			Number of incentive
	Number of	Number of	plan awards: number
	securities	securities	of securities
	underlying	underlying	underlying
	unexercised	unexercised	unexercised	Option
Name and principal	options (#)	options (#)	unearned	exercise price
position(s)	exercisable	unexercisable	options (#)	($)	Option exercise date

Peter Ianace
Chief Executive Officer	1,800,000	—	—	$0.100	July 8, 2007
	—	900,000	—	$0.080	December 20, 2007
	—	900,000		$0.080	December 21, 2008
	—	900,000		$0.080	December 22, 2009
	—	3,666,667	—	$0.085	August 10, 2008
		3,666,667		$0.085	August 10, 2009
		3,666,667		$0.085	August 10, 2010

Peter Leighton
President	5,500,000	—	—	$0.085	August 10, 2007
	—	5,500,000		$0.085	May 31, 2008

Robert Logan
Chief Operating Officer	900,000	—	—	$0.100	July 8, 2007
	—	166,667	—	$0.080	December 20, 2007
	—	166,667	—	$0.080	December 20, 2008
	—	166,667	—	$0.080	December 20, 2009
	—	933,333	—	$0.085	August 10, 2008
	—	933,333	—	$0.085	August 10, 2009
	—	933,333	—	$0.085	August 10, 2010

Forres McGraw
Chief Financial Officer	600,000	—	—	$0.100	March 14, 2007
	—	300,000	—	$0.100	March 14, 2008
	—	533,333	—	$0.080	December 20, 2007
	—	533,333	—	$0.080	December 20, 2008
	—	533,333	—	$0.080	December 20, 2009

Robert Nimon
Chief Technology Officer	1,200,000	—	—	$—	August 25, 2007
	—	433,333	—	$0.100	December 20, 2007
	—	433,333	—	$0.100	December 20, 2008
	—	433,333	—	$0.100	December 20, 2009
	—	1,666,667	—	$0.085	August 10, 2008
	—	1,666,667	—	$0.085	August 10, 2009
	—	1,666,667	—	$0.085	August 10, 2010
Potential Payments Upon Termination
Employment and Consulting Agreements. As explained in the Narrative to the Summary Compensation Table we have entered into a consulting agreement with Mr. Leighton, our President. The agreement provides for payments to be made for ten months after the termination of the agreement on May 31, 2008. No other Named Executive Officer is entitled payments on termination other than those required by applicable employment laws.
Non-Management Director Compensation for Fiscal 2006 and 2007
We currently do not compensate our directors since both are Named Executive Officers and are compensated as set forth above. As discussed above, we plan to expand the Board and to use a combination of cash and equity-based incentive compensation to attract and retain qualified candidates to serve as non-management directors on the Board. Director compensation will be reviewed annually by the Board and changes will be made to the total director compensation package when the Board determines that such changes are appropriate. The Board may from time to time engage independent compensation consultants to evaluate our director compensation program relative to the same Peer Group of companies that the Board will consider in setting executive compensation, as described in the Compensation Discussion and Analysis above.

2004 Equity Incentive Plan
Our 2004 Equity Incentive Plan (the “2004 Plan”) was adopted by our board of directors and approved by our stockholders. Stock options, stock appreciation rights, or SARs, stock awards and cash awards may be granted under the 2004 Plan. Each is referred to as an award in the 2004 Plan. Options granted under the 2004 plan may be either “incentive stock options,” as defined under Section 422 of the Internal Revenue Code of 1986, as amended, or “non-statutory stock options.”
The 2004 Plan is administered by the board of directors acting as a whole or by a delegated officer or officers in certain instances. Awards under the 2004 plan may be granted to our employees, directors and consultants. Incentive stock options may be granted only to our employees. The administrator, in his discretion, approves awards granted under the 2004 Plan. Generally, if an awardee’s service to us terminates other than by reason of death, disability, and retirement or for cause, vested options and SARs will remain exercisable for a period of thirty days.
The plan terminates on December 1, 2014. In the event of a termination of service of a participant or death of a participant, the award grant may provide for exercise within a reduced period. Unless otherwise determined by the administrator, awards granted under the 2004 Plan are not transferable other than by will, domestic relations order, or the laws of descent or distribution may be exercised during the awardee’s lifetime only by the awardees.
The administrator determines the exercise price of options at the time the options are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of our Common Stock on the date of grant. The term of an option may not be more than ten years from the date of grant. No option may be exercised after the expiration of its term. Any incentive stock option granted to a ten percent stockholder may not have a term of more than five years. The administrator may grant SARs alone, in addition to, or in tandem with, any other awards under the plan. An SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the administrator. The excess amount will be payable on ordinary shares, in cash or in a combination thereof, as determined by the administrator. The terms and conditions of an SAR will be contained in an award agreement. The grant of an SAR may be made contingent upon the achievement of objective performance conditions.
The administrator may grant stock awards such as bonus stock, restricted stock or restricted stock units. Generally, such awards will contain vesting features such that awards will either not be delivered, or may be repurchased by us at cost, if the vesting requirements are not met. The administrator will determine the vesting and shared delivery terms.
Item 7. Certain Relationships and Related Transactions, and Director Independence
On July 6, 2004, Espre Texas and its then shareholders entered into a Business Combination and Investment Agreement (the “Merger Agreement”) with Financial Freedom Home Buyers, Inc., a Florida corporation, (subsequently called Financial Freedom Business Development, Inc.) (“FFBD”) pursuant to which Espre Texas and its shareholders agreed to merge Espre Texas into Candeub, Fleissig & Associates, Inc. (“Candeub”), a Delaware corporation then controlled by FFBD. Under the terms of the Merger Agreement we issued the following shares:
•	29,059,500 shares to the Espre Texas shareholders

•	10,210,095 shares Common Stock to FFBD in exchange for 1,000,000 shares of Espre Texas Common Stock which FFBD had purchased from Espre Texas and 1,600,000 shares of Espre Texas Common Stock which FFBD had purchased from a third party.

•	11,049,405 shares to FFBD of Common Stock and 2,500,000 shares of preferred stock to FFBD in consideration of its $1,500,000 investment in the Company.
A total of 9,681,000 shares were held by the shareholders of Candeub, which resulted in the Company’s having 60,000,000 shares outstanding on completion of the merger. The shares issued to the shareholders of Espre Texas and FFBD were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.
In addition, FFBD and Pete Ianace, the founder of Espre Texas and its chief executive officer, were each issued 2,500,000 preferred shares. These shares were converted into 15,595,000 common shares in May 2005.

Espre Consulting Inc., a company affiliated with our Chief Executive Officer, invested $365,000 for 3,650,000 shares. Included in accounts receivable at June 30 and September 30, 2006, and June 30, 2007, is an amount of $19,432 due from Espre Consulting.
We sold 4,938,262 shares and issued 4,938,272 five year warrants to purchase shares at $0.10 per share for $404,000 to the President for and received a bridge loan of $70,000 in February 2007, which loan was repaid in May 2007. The President was also a founding investor in Wireless Peripherals, which was acquired by us and for which the President received 6,693,706 shares for an investment of $385,333. We entered into a consulting contract with a company controlled by the President for $10,000 per month commencing September 25, 2006 to September 25, 2007. We have entered into a new consulting contract with the same entity for a minimum period from October 1, 2007 to May 31, 2008 for $20,000 per month and 1.2% of our gross revenues. In the event that consulting agreement is terminated on May 31, 2008, the consulting agreement requires the continuation of monthly fees and 1.2% of gross revenues for an additional ten months.
Our President founded Blideo Inc. (“Blideo”) and invested $200,000 in May 2007 and $300,000 in July 2007. We invested the same amounts in Blideo in the same time periods. In April 2007 Blideo acquired an exclusive license from Media Distribution Solutions. LLC (“MDS”), a customer of Espre since April 2006 for the distribution and use of MDS’s software in any social networking application for $175,000 plus certain ongoing royalties. In September 2007 our Vice President — Sales invested $125,000 in Blideo. Certain of our former officers and employees are now officers, investors and employees of Blideo. Our Chief Executive Officer and President are directors of Blideo and were granted stock options in Blideo.
We have licensed ESPRE Live on a non-exclusive basis to Blideo for a one time license fee of $1,000,000 plus 1% of gross revenues and we have been contracted by Blideo for engineering and design services amounting to a minimum of $700,000 payable from September 1, 2007 to March 31, 2007. The engineering and design service fees are off settable in full against the license fees. As part of this license we have agreed not to contract with any application service provider that plans to launch a service competitive to Blideo’s for one year following the acceptance by Blideo of the application we are designing and building. In addition, Blideo is obligated to pay us a product maintenance fee for the application we are building for Blideo $70,000 for the first year commencing September 2008 and thereafter at a rate to be negotiated.
Our President founded Vizeo Solutions Ltd. (“Vizeo”) and loaned Vizeo $50,000 in November 2006. We loaned Vizeo the same amount in January 2007 and this loan was converted into a promissory note dated October 31, 2007 bearing interest at 5%, payable on or before March 31, 2009 and secured on shares of Vizeo owned by our President. On November 15, 2006 we granted Vizeo a non-exclusive license to distribute our products in the territory of Europe and The Middle East and were issued a 10% interest in Vizeo. On November 30, 2006 Vizeo entered into an exclusive license from MDS, a customer of Espre since April 2006 for the distribution of MDS’s software in the territory of Europe and The Middle East for $275,000 plus certain ongoing royalties. On May 14, 2007 this license was extended to the non-exclusive use of MDS’s software for any blogging and/or social networking offering and a perpetual license for the use of the name Blideo and the URL, Blideo.com. MDS was issued a 5% interest in Vizeo as part of this license. In March 27, 2007 we terminated the non-exclusive license with Vizeo and the 5% interest in Vizeo was cancelled. Vizeo received $100,000 from MDS for terminating Vizeo’s exclusive right to the MDS’s software for the entertainment and sports entertainment markets. Our President is the sole director and officer of Vizeo.
All shares of our Common Stock, options, warrants and exercise prices reported in this Item 7 and elsewhere in this Registration Statement have been adjusted for the Company’s 3:1 forward split effective May 2, 2005.
Item 8. Legal Proceedings
As of October 31, 2007, the Company had no legal proceedings.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
Our Common Stock is quoted on The Pink Sheets (www.pinksheets.com) centralized quotation service for OTC securities under the trading symbol “EPRT.PK,” but is not quoted on the NASD OTC Bulletin Board or NASDAQ, nor listed on any national or regional securities exchange. The following table shows the high and low bid prices of our Common Stock on the Pink Sheets for each quarters of the fiscal years ended September 30, 2005 and 2006, and for each quarter of the nine months period ended June 30, 2007. Quotations from the Pink Sheets reflect inter-dealer prices without adjustments for retail mark-ups, markdowns or conversions.

	High Bid	Low Bid
Quarter Ended December 31, 2004	$2.33	$1.96
Quarter Ended March 31, 2005	$3.18	$2.17
Quarter Ended June 30, 2005	$4.25	$3.00
Quarter Ended September 30, 2005	$3.05	$2.88
Quarter Ended December 31, 2005	$0.62	$0.54
Quarter Ended March 31, 2006	$0.14	$0.12
Quarter Ended June 30, 2006	$0.14	$0.12
Quarter Ended September 30, 2006	$0.19	$0.17
Quarter Ended December 31, 2006	$0.10	$0.09
Quarter Ended March 31, 2007	$0.12	$0.11
Quarter Ended June 30, 2007	$0.10	$0.09
Quarter Ended September 30, 2007	$0.14	$0.13
On May 2, 2005, our Common Stock was forward split on a three shares for one share basis. All quotations for any period prior to the forward split have been adjusted as if the split had been in effect for each period reported.
Dividend Policy
We have never declared any cash dividends and do not anticipate paying cash dividends in the near future. Any future determination to pay cash dividends will be at the discretion of our board of directors who will be dependent on our results of operations, financial condition, contractual restrictions and other factors that our board of directors considers relevant. We are under no contractual obligations or restrictions to declare or pay dividends to our stockholders.
Item 10. Recent Sales of Unregistered Securities
As of September 30, 2007 a total of 323,028,373 shares of Common Stock were outstanding and held of record by 889 persons. At September 30, 2007, per the transfer agent’s records 115,162,749 shares of Common Stock were freely tradable.
The following is a summary of transactions by the Company within the past three years involving sales of its securities that were not registered under the Securities Act.
Merger
On July 6, 2004, Espre Texas and its then shareholders entered into a Business Combination and Investment Agreement (the “Merger Agreement”) with FFBD pursuant to which Espre Texas and its shareholders agreed to merge Espre Texas into Candeub, Fleissig & Associates, Inc., (“Candeub”) a Delaware corporation then controlled by FFBD. Under the terms of the Merger Agreement, we issued the following shares of restricted common stock pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933:
•	29,059,500 shares to the Espre Texas shareholders

•	10,210,095 shares Common Stock to FFBD in exchange for 1,000,000 shares of Espre Texas Common Stock which FFBD had purchased from Espre Texas and 1,600,000 shares of Espre Texas Common Stock which FFBD had purchased from a third party.

•	11,049,405 shares to FFBD of Common Stock and 2,500,000 shares of preferred stock to FFBD in consideration of its $1,500,000 investment in the Company.
A total of 9,681,000 shares of Common Stock were held by the shareholders of Candeub upon completion of the merger, so that the Company had 60,000,000 shares outstanding on completion of the merger.
Also at closing of the merger, FFBD and Pete Ianace, who was then the founder of Espre Texas and chief executive officer of Espre Texas, were each issued 2,500,000 restricted preferred shares pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. These shares were converted into 15,595,000 restricted common shares in May 2005.
Acquisition of Wireless Peripherals Inc.
In August 2004, Wireless Peripherals was merged into the Company in exchange for 24,960,366 restricted shares of our Common Stock and fully-vested options to purchase an additional 3,539,634 restricted shares of our Common Stock (3,462,618 at $0.02 per share and 77,016 at $0.01 per share). The shares and options issued in connection with the Wireless Peripherals merger were issued pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933.
Purchase of Intellectual Property
In 2003 we acquired our ViewMail Marketing System from JOD Enterprises for a note of $200,000. In May 2006 the note was settled in exchange for 2,000,000 restricted common shares. These securities were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.
On September 10, 2004, Video Software Partners, LLC (“Video Partners”), sold its entire interest in Espre’s CODEC to Espre in consideration of a Note for $2,500,000 (the “Note”) payable by installments due March 1, 2006 secured on the CODEC and the software applications. As at June 30, 2007, we had issued an aggregate of 6,288,000 restricted common shares (the “Collateral Shares”) in order to convert the Note into a contingent stock repurchase obligation that has the effect of guaranteeing Video Partners the full repayment of the Note in the event that the net proceeds on sale of the Collateral Shares is less than the remaining outstanding balance on the Note ($1,650,000 as at June 30 and September 30, 2007). All of the securities issued to Video Partners were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. In October 2007, we issued a further 1,500,000 restricted common shares in full satisfaction of all of our obligations of Video Partners and its security interest in our CODEC was then terminated.
Payments for Services
We have issued a total of 24,760,282 shares of restricted Common Stock for consulting, advisory and other services principally comprised of the following:
•	In February 2005, we entered into an oral consulting agreement with GPM, a company wholly-owned by Gideon Djerassi, Patrick Castagna and Michael Bokzam, all of whom were then directors of the Company. The agreement required GPM to provide certain financial advisory services to the Company. We paid GPM a one-time fee of 6,000,000 restricted shares of Common Stock in consideration of GPM’s agreement to provide these services.

•	In February 2005, the Company orally agreed to engage Gideon Djerassi, then a director of the Company, to assist the Company in coordinating its accounting systems and control procedures, and to provide guidance for the management of its cash flow. In consideration of his services, we paid Djerassi Investments, Inc., an affiliate of Mr. Djerassi, 3,000,000 restricted shares of Common Stock of the Company.

•	In July 2004, we orally agreed to engage Patrick Castagna and Michael Bokzam, both of whom were directors of the Company to provide general consulting services. In June 2005 we issued Messrs. Castagna and Bokzam 2,070,000 stock options to purchase restricted common shares at $0.337 each. In addition we issued a total of 2,552,103 restricted common shares for expenses and other services provided by Messrs. Castagna and Bokzam.

•	In February 2006 we entered into a consulting agreement with KBK Ventures, Inc. (“KBK”), an unrelated company, to provide financial consulting services and paid a one —time fee of 3,000,000 restricted shares of Common Stock in consideration of these services. The agreement granted KBK piggy back registration rights to be included in any Registration Statement undertaken by the Company.

•	In February 2006 we entered into a consulting agreement with 3CD Consulting (“3CD”), an unrelated company, to provide financial consulting services and paid a one time fee of 3,000,000 shares of restricted Common Stock in consideration of these services. The agreement granted 3CD piggy back registration rights to be included in any Registration Statement undertaken by the Company.

•	In February 2006 we entered into a Finder Agreement with Symphony Resource Group, LLC (“Symphony”), an unrelated company, to provide technology and other consulting services and paid a one time fee of 300,000 shares of restricted Common Stock in consideration of these services. We also issued Symphony warrants to purchase 2,000,000 shares at $0.08 in increments of 500,000 exercisable on February 1, April 1, July 1, and October 1, 2006.

•	In January 2007, the Company orally agreed to engage to provide financial consulting services with Designated Marketing and paid a one time fee of 2,150,000 shares of restricted Common Stock.

•	In February 2007 we entered into an Exclusive Investment Banking and Placement Agent Agreement with Ackerell Capital, LLC (“Ackerell”), an unrelated company, and paid a one time non refundable retainer of 1,538,462 shares of restricted Common Stock in consideration of these services.

•	In April 2007 we entered into a Finder Agreement with Jesteda Partners, LLC (“Jesteda”), an unrelated company, to provide investment banking services and paid a one time fee of 750,000 shares of restricted Common Stock in consideration of these services. In August 2007 we terminated this agreement and paid Jesteda an additional 250,000 shares of restricted Common Stock and warrants to purchase 500,000 shares at $0.10 per share.
All of the securities described under this caption were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.
Capital Raises
In June 2005, we executed a memorandum of understanding with an unrelated party to provide us with $15,000,000 of financing. We were only advanced $575,000 under this agreement and for which we issued 1,916,667 restricted shares of Common Stock. These securities were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.
We have issued the following shares of restricted Common Stock to accredited investors, as that term is defined in Rule 501(a), with no demand or piggyback registration rights, pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Regulation D, Rule 506:
•	In the year ended September 30, 2005 we issued 4,085,524 shares at average share prices of $0.06.

•	In the year ended September 30, 2006 we issued 62,333,112 shares at average share prices of $0.07 and warrants to purchase a further 33,331,444 shares at $0.10 per share.

•	In the nine months period ended June 30, 2007 we issued 45,222,038 shares at an average share price of $0.07.

•	In the period from July 1, 2007 to September 30, 2007 we issued 63,377.575 shares at average of $0.0765 per share.
In all, from inception on December 22, 2003 to September 30, 2007 we have raised $17,357,277 in cash from the issuance of 207,034,533 shares or an average of $0.084 per share and issued warrants to purchase 44,019,716 shares at $0.10 per share.
Item 11. Description of Registrant’s Securities to be Registered
Our authorized capital stock consists of 500,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Articles of Incorporation and By-Laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Nevada corporation law.
Common Stock, par value $.001 (the “Common Stock” or “Common Shares” or “Shares”)
Our authorized capital stock consists of 500,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you.
Common Stock
Voting Rights. The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of Common Stock are entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Dividends. Holders of our Common Stock are entitled to receive rateably those dividends, if any, as may be declared by the Board of Directors out of legally available funds.
Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our Common Stock will be entitled to share rateably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.
Pre-emptive Rights. Holders of our Common Stock have no pre-emptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to our Common Stock.
Assessment. All outstanding shares of our Common Stock are, and the shares of our Common Stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.
Preferred Stock
None of the Company’s shares of preferred stock are issued and outstanding as of the date of this Information and Disclosure Statement. A total of 5,000,000 shares of undesignated preferred stock are authorized, none of which are outstanding. The Company has designated all of its preferred stock Series A Preferred Stock, which has the following rights and preferences:
Dividend Preference
Commencing with the fiscal year which began January 1, 2005, holders of Series A Preferred Stock, in preference to the holders of Common Stock of the Company, are entitled to receive, as permitted by Nevada law, a Common Stock dividend of 0.096 shares of Common Stock per annum. Each share of preferred stock is payable monthly on the first day of each calendar month.
Voting Rights
Each holder of outstanding shares of Series A Preferred Stock is entitled to one vote per each share of preferred stock. Shares of preferred stock are to be voted together with the shares of Common Stock as a single class except as otherwise required by Nevada law.
Adverse Effects, Mergers and Other Major Decisions
Without the consent of the holders of two-thirds of the outstanding Series A Preferred Stock, the Company cannot amend the rights and preferences of the Series A Preferred Stock, cannot authorize or issue any series of preferred stock which is in parity with or has a priority over the Series A Preferred Stock, is required for sale of all or substantially all of the Company’s assets or any merger, consolidation or share exchange, and is required for certain other major decisions of the Company.
Conversion
Each share of Series A Preferred Stock is convertible, at the option of the holder, into one share of Common Stock.
Registration Rights
The holders of Series A Preferred Stock have the right to require the Company to register their shares for sale in any registration statement of Common Stock other than on Forms S-4 and S-8.
The Company’s trading symbol is “EPRT” and its CUSIP Number is 29666M204. The Pink Sheets provides quotes and other information at www.pinksheets.com.

Options
Our 2004 Equity Incentive Plan authorizes an aggregate of 100,000,000 shares to be available for grant. At September 30, 2007 we had granted options for 73,264,634 common shares with exercise prices of $0.02 to $0.337 per share.
The Company has outstanding warrants for the purchase of 44,019,716 shares of the Common Stock of the Company at prices between $0.08 and $0.10 per share, exercisable for a period of five years from the date of grant.
Transfer Agent and Registrar
Island Stock Transfer, a division of Island Capital Management, LLC, 100 Second Avenue South, Suite 300N, St. Petersburg, Florida 33701, acts as the transfer agent and registrar for the Company. Its telephone number is (727) 289-0010. Island Stock Transfer is registered with the Commission and authorized to conduct stock transfer transactions with the Depository Trust Company.
Item 12. Indemnification of Directors and Officers
Our Articles of Incorporation provide that no officer or director shall be personally liable to the corporation or its shareholders for money damages except as provided pursuant to the Nevada Revised Statutes. Our Bylaws provide that we will indemnify and hold harmless, to the full extent allowed by the laws of the State of Nevada, each person who was, or is threatened to be made a party to, or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Espre, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceedings.
Nevada law provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (i.e., a “non-derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he or she:
–	Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

–	Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favour (i.e., a “derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defence or settlement of the action or suit if he:
–	Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

–	Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.
Under Nevada law, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such expenses as the court deems proper.
To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defence of any non-derivative proceeding or any derivative proceeding, or in defence of any claim, issue or matter therein, the corporation is obligated to indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defence.
Item 13. Financial Statements and Supplementary Data
See Index to Financial Statements on page F-1.
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.
Item 15. Financial Statements and Exhibits

3.1	Articles of Incorporation (1)

3.2	Amended and Restated By-laws (1)

3.3	Certificate of Amendment filed August 2, 2004 (1)

3.4	Articles of Merger filed with the Nevada Secretary of State on August 6, 2004 (1)

3.5	Certificate of Merger filed with the State of Delaware on August 6, 2004 (1)

3.6	Articles of Merger filed with the Nevada Secretary of State on August 30, 2004 (1)

3.7	Articles of Merger filed with the Secretary of State of Texas on August 30, 2004 (1)

3.8	Certificate of Amendment filed on April 19, 2005 (1)

3.9	Certificate of Amendment filed on April 4, 2006 (1)

3.10	Certificate of Amendment filed January 8, 2007 (1)

3.11	Certificate of Amendment filed October 1, 2007 (1)

4.1	Form of stock certificate (1)

4.2	Certificate of Designation for the Company’s Series A Cumulative Convertible Preferred Stock filed September 23, 2004 (1)

4.3	Amendment to Certificate of Designation After Issuance of Class or Series of the Company’s Series A Cumulative Convertible Preferred Stock filed March 30, 2005(1)

10.1	Software Purchase Agreement between Espre Consulting and JOD Enterprises dated November 19, 2003 (1)

10.2	Business Combination and Investment Agreement dated July 6, 2004 (1)

10.3	Intellectual Property License Agreement between Media Distribution Solutions, LLC and the Company dated April 14, 2006 (1)

10.4	Intellectual Property License Agreement between Global IP Sounds Inc. and the Company dated April 14, 2006 (1)

10.5	Shareholder Agreement between Knight Enterprises, Ltd., Kyle Nelson, Blideo, Inc., and the Company dated May 1, 2007 (1)

10.6	Amendment to 2004 Equity Incentive Plan (1)

10.7	Acron office lease between Acron KingsPark, L.P, and the Company dated August 25, 2004 (1)

10.8	Intellectual Property License Agreement between SureCast Media and the Company dated April 30, 2007 (1)

10.9	Distribution of Proceeds and Revenue Share Agreement between SureCast Media and the Company dated May 1, 2007 (1)

10.10	Release Agreement between Video Software Partners, LLC, and the Company dated October 24, 2007 (1)

10.11	Purchase Agreement between Video Software Partners, LLC, and the Company dated October 24, 2007 (1)

10.12	Intellectual Property Assignment between Video Software Partners, LLC, and the Company dated October 24, 2007 (1)

10.13	Letter Agreement between Video Software Partners, LLC, and the Company dated October 24, 2007 (1)

10.14	Amendment # 1 to Intellectual Property License Agreement between Media Distribution Solutions, LLC, and the Company dated April 17, 2007 (1)

10.15	Investment Banking and Placement Agent Letter Agreement between Ackrell Capital, LLC, and the Company dated February 20, 2007 (1)

10.16	Software and Royalty License Agreement between Blideo Inc. and the Company dated October 31, 2007 (1)

14.1	Code of Business Conduct and Ethics (1)

23.1	Consent of Sweeney, Gates & Co., regarding Espre Solutions, Inc., dated November 5, 2007 (1)

23.2	Consent of Sweeney, Gates & Co., regarding Wireless Peripherals, Inc., dated November 5, 2007 (1)

(1)	Filed herewith.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2007	ESPRE SOLUTIONS, INC.
	By:	/s/ Peter Leighton
Peter Leighton, President

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
ESPRE SOLUTIONS INC.

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets at June 30, 2007 and 2006 (unaudited) and September 30, 2006, 2005 and 2004	F-2

Consolidated Statements of Operations — for the nine months ended June 30, 2007 and 2006 (unaudited) and for the years ended September 30, 2006, 2005 and from December 22, 2003 (inception) to September 30, 2004
F-3

Consolidated Statements of Cash Flows — for the nine months ended June 30, 2007 and 2006 (unaudited) and for the years ended September 30, 2006, 2005 and from December 22, 2003 (inception) to September 30, 2004
F-4

Consolidated Statements of Stockholders’ Equity (Deficit) — from inception, December 22, 2003 to September 30, 2004 and for the years ended September 30, 2005 and 2006 and the nine months ended June 30, 2007 (unaudited)
F-5

Notes to Consolidated Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Espre Solutions, Inc.
We have audited the accompanying consolidated balance sheets of Espre Solutions, Inc. as of September 30, 2006, 2005 and 2004 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended September 30, 2006, 2005 and for the period from December 22, 2003 (inception) to September 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Espre Solutions, Inc. as of September 30, 2006, 2005 and 2004 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended September 30, 2006, 2005 and for the period from December 22, 2003 (inception) to September 30, 2004, in conformity with United States generally accepted accounting principles.
As discussed in Note 2 to the consolidated financial statements, in 2006, the company adopted Financial Accounting Standard Board Statement No. 123R, “Share —Based Payment”.

Sweeney, Gates & Co.

Fort Lauderdale, Florida
October 31, 2007

ESPRE SOLUTIONS INC.
Consolidated Balance Sheets

	June 30,		September 30,
	2007	2006	2006	2005	2004
	(Unaudited)
ASSETS

Current assets:
Cash	$896,201	$1,018,224	$291,426	$213,740	$80,478
Accounts receivable, net	1,377,062	385,506	987,042	29,480	3,000
Prepaid expenses and advances	32,546	36,234	36,384	55,672	17,616

Total current assets	2,305,808	1,439,965	1,314,853	298,892	101,094

Equipment, net	187,487	143,353	165,974	127,498	78,628
Intangible assets, net	218,165	78,576	68,858	116,332	161,233
Loan to related party	50,000	—	—	—	—
Other assets	80,882	40,362	44,762	40,362	8,517

Total assets	$2,842,343	$1,702,255	$1,594,447	$583,084	$349,472

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Notes payable	$1,667,944	$1,863,713	$2,253,987	$1,936,915	$2,000,089
Accounts payable and accrued expenses	908,286	681,846	752,441	1,525,538	618,371

Total current liabilities	2,576,230	2,545,559	3,006,428	3,462,453	2,618,460

Deferred revenue	2,100,000	150,000	950,000	—	—
Minority interest	208,119	—	—	—	—

Total liabilities	4,884,349	2,695,559	3,956,428	3,462,453	2,618,460

Stockholders’ equity (deficit)
Preferred Shares — $0.001 par value, authorized 5,000,000; and 5,000,000 issued	—	—	—	—	5,000

Common shares — $.001 par value; authorized 330,000,000 shares; and 254,746,388 shares issued and outstanding	254,746	205,086	205,086	129,953	96,972

Additional paid-in capital	65,082,802	57,365,162	57,880,541	47,303,396	12,487,409

Stock subscription receivable	(157,747)	(10,000)	(10,000)	—	(1,209,132)

Retained (deficit)	(67,221,808)	(58,553,532)	(60,437,608)	(50,312,718)	(13,649,236)

Total stockholders’ equity (deficit)	(2,042,006)	(993,304)	(2,361,981)	(2,879,369)	(2,268,988)

Total liabilities and stockholders’ equity (deficit)	$2,842,343	$1,702,255	$1,594,447	$583,084	$349,472

The accompanying notes are an integral part of these consolidated financial statements

ESPRE SOLUTIONS INC.
Consolidated Statements of Operations

	June 30,		September 30,
	2007	2006	2006	2005	2004
	(Unaudited)
Revenue	$2,134,775	$922,711	$944,147	$95,478	$126,178
Cost of sales	623,750	31,037	31,237	81,000	—

Gross profit	1,511,025	891,674	912,911	14,477	126,178

Expenses
General, administrative and selling expenses	3,258,479	2,199,116	3,143,332	2,905,179	811,772
Product development and consulting	1,106,418	979,361	1,304,070	1,459,005	683,698
Stock and options issued for services	461,000	1,335,750	1,328,475	31,916,213	500,000
Stock based compensation	3,469,125	4,065,719	4,581,078
In-process research and development	—	—	—	—	11,722,599
Amortization and depreciation	80,444	60,524	83,275	71,188	41,892
Transition adjustment	—	420,409	514,261	122,160	—

Total operating expenses	8,375,466	9,060,880	10,961,766	36,473,745	13,759,961

Loss from operations	(6,864,441)	(8,169,205)	(10,048,855)	(36,459,267)	(13,633,783)

Interest expense	(11,640)	(71,648)	(76,035)	(204,215)	(15,453)

Net loss before minority interest	(6,876,081)	(8,240,853)	(10,124,890)	(36,663,482)	(13,649,236)

Minority interest	91,881	—	—	—	—

Net loss	(6,784,200)	(8,240,853)	(10,124,890)	(36,663,482)	(13,649,236)

Preferred stock dividends and other charges				(595,000)	(373,211)

Net loss applicable to common stockholders	$(6,784,200)	$(8,240,853)	$(10,124,890)	$(37,258,482)	$(14,022,447)

Basic and diluted net loss per share, applicable to common stockholders	$(0.03)	$(0.06)	$(0.05)	$(0.34)	$(0.25)

Weighted average shares outstanding, basic and diluted	216,423,976	148,364,779	200,057,661	109,788,566	55,951,221

The accompanying notes are an integral part of these consolidated financial statements

ESPRE SOLUTIONS INC.
Consolidated Statements of Cash Flows

	June 30,		September 30,
	2007	2006	2006	2005	2004
	(Unaudited)
Cash flows from operating activities:
Net loss	$(6,784,200)	$(8,240,853)	$(10,124,890)	$(36,663,482)	$(13,649,236)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock and options issued for services	461,000	—	1,335,750	31,916,213	500,000
Stock based compensation	3,469,125	4,065,719	4,581,078	—	—
Amortization and depreciation	80,444	60,524	83,275	71,188	41,892
Transition adjustment	—	420,409	514,261	122,160	—
In-process research and development	—	—	—	—	11,722,599
Imputed interest	3,887	51,993	51,993	170,872	—
Minority interest	208,119	—	—	—	—
Changes in assets and liabilities:
Deferred revenue	1,150,000	150,000	950,000	—	—
Accounts receivable	(390,020)	(356,026)	(957,562)	(26,480)	(3,000)
Prepaid expenses	3,839	19,437	19,288	(38,056)	(17,616)
Other assets	(36,120)	—	(4,400)	(31,845)	(8,517)
Accounts payable and accrued expenses	155,846	(843,692)	(773,097)	907,167	221,707

Total cash used in operating activities	(1,678,080)	(3,336,739)	(4,324,306)	(3,572,263)	(1,192,171)

Net cash used in investing activities:
Loan to related party	(50,000)	—	—	—	—
Purchase of equipment	(54,035)	(37,905)	(70,292)	(68,747)	(73,219)
Purchase of intangible assets	(197,230)	(717)	(3,986)	(6,410)	—

Net cash used in investing activities	(301,264)	(38,623)	(74,278)	(75,157)	(73,219)

Cash flows provided by financing activities:
Proceeds on notes payable	—	—	400,000	—	65,000
Payments on notes payable	(185,931)	(108,854)	(402,431)	(353,730)	(10,000)
Proceeds from sale of stock	2,917,797	4,298,700	4,488,700	2,925,280	434,000
Receipts of subscription receivable	—	—	—	1,209,132	856,868
Payments on stock subscription receivable	(147,747)	(10,000)	(10,000)	—	—

Net cash provided by financing activities	2,584,119	4,179,846	4,476,269	3,780,682	1,345,868

Net increase in cash	604,775	804,484	77,686	133,262	80,478

Cash, beginning of period	291,426	213,740	213,740	80,478	—

Cash, end of period	$896,201	$1,018,224	$291,426	$213,740	$80,478

Supplemental disclosure of cash flow information:
Cash paid for interest	$11,640	$71,648	$76,035	$204,215	$15,453

Supplemental disclosure of non-cash information, investing and financing activities:
Acquisition of Wireless for stock and options and assumption of liabilities	$—	$—	$—	$—	$9,589,380

Issuance of common stock for debt	$—	$—	$436,750	$—	$—

Acquisition of intangible assets for debt	$—	$—	$—	$—	$1,926,525

The accompanying notes are an integral part of these consolidated financial statements

ESPRE SOLUTIONS INC.
Consolidated Statements of Stockholders’ Equity (Deficit)

	Preferred Shares		Common Stock
					Additional
	Number of		Number of		Paid-In	Subscriptions	Retained
	Shares	Par Value	Shares	Par Value	Capital	Receivable	Deficit	Total
Balance December 22, 2003	—	$—	—	$—	—	—	—	—
Founders shares	—	—	29,059,500	29,060	(29,060)	—	—	—
Sale of common stock	—	—	6,261,000	6,261	427,739	—	—	434,000
Reorganization	2,500,000	2,500	21,690,867	21,691	1,041,810	(209,132)	—	856,869
Issuance of preferred stock for services	2,500,000	2,500	—	—	497,500	—	—	500,000
Private placements	—	—	15,000,000	15,000	985,000	(1,000,000)	—	—
Acquisition	—	—	24,960,366	24,960	9,564,420	—	—	9,589,380
Net loss	—	—	—	—	—	—	(13,649,236)	(13,649,236)

Balance September 30, 2004	5,000,000	$5,000	96,971,733	$96,972	$12,487,409	$(1,209,132)	$(13,649,236)	$(2,268,987)
Private placements	—	—	4,085,524	4,086	2,421,206	1,209,132	—	3,634,424
Conversion of preferred stock to common stock	(5,000,000)	(5,000)	15,000,000	15,000	(5,000)	—	—	5,000
Preferred stock dividend	—	—	595,000	595	494,405	—	—	495,000
Issuance of common stock to guarantee Video Software Partners Note	—	—	2,463,000	2,463	—	—	—	2,463
Issuance of common stock for services	—	—	10,837,520	10,838	31,905,376	—	—	31,916,213
Net loss	—	—	—	—	—	—	(36,663,482)	(36,663,482)

Balance September 30, 2005	—	—	129,952,777	129,953	47,303,396	—	(50,312,718)	(2,879,369)
Private placements	—	—	62,333,112	62,333	4,236,367	(10,000)	—	4,288,700
Issuance of common stock to Video Partners for note payable	—	—	3,525,000	3,525	243,225	—	—	246,750
Issuance of common stock to JOD for cancellation of capitalized royalty payments	—	—	2,000,000	2,000	188,000	—	—	190,000
Issuance of commons stock for services	—	—	7,275,000	7,275	1,653,475	—	—	1,660,750
Stock based compensation	—	—	—	—	4,256,078	—	—	4,256,078
Net loss	—	—	—	—	—	—	(10,124,890)	(10,124,890)

Balance September 30, 2006	—	$—	205,085,889	$205,087	$57,880,541	$(10,000)	$(60,437,608)	$(2,361,981)
Private placements	—	—	45,222,038	45,222	3,276,575	(147,747)	—	3,174,050
Issuance of common stock for services	—	—	4,438,462	4,438	456,562	—	—	461,000
Stock based compensation	—	—	—	—	3,469,125	—	—	3,469,125
Net loss	—	—	—	—	—	—	(6,784,200)	(6,784,200)

Balance June 30, 2007	—	$—	254,746,388	$254,747	$65,082,802	$(157,747)	$(67,221,808)	$(2,042,006)

The accompanying notes are an integral part of these consolidated financial statements

ESPRE SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. BUSINESS AND BASIS OF PRESENTATION
Business
Espre Solutions, Inc. (Espre or the Company) is a Dallas, Texas based technology Company, specializing in media collaboration solutions powered by patented video compression technology that provides TV-quality streaming video over the internet. The Company was incorporated in New Jersey on March 4, 1953, under the name “Planning and Redevelopment Associates,” subsequently changed to “Candeub, Fleissing and Associates.” The Company was re-domiciled as a Delaware corporation in April 2004 and, in August 2004, was re-domiciled in Nevada under the name “Espre Solutions, Inc.”
Espre has developed a software development kit, ESPRE Live, which has as its platform Espre’s proprietary video coder and decoder ( “CODEC”), “Lightening Strike™” to enable customers to build applications that deliver high-quality video at the lowest possible data rates over any IP-based network (both wireless and hardwired) and the Internet to devices such as PDA’s, personal computers and, eventually, Java enabled smart phones. The Company also offers customized engineering and technical support to customers wishing to use Espre’s expertise in building applications.
Espre’s revenue model is to license EspreLive™ and Lightening Strike™ for defined markets for fixed fees, and in most cases, revenue sharing arrangements.
Basis of presentation and controlled subsidiaries
On July 29, 2004, Espre merged with Candeub Fleissing and Associates, Inc., (“Candeub”) in a transaction accounted for as a purchase. As the shareholders of Espre obtained a majority ownership interest in the merged entity, the merger was accounted for as a reverse merger with the Company treated as the acquirer. The merger was a recapitalization for accounting purposes as Candeub was effectively an inactive public shell at the time of the merger. Accordingly, the financial statements presented are the historical financial statements of Espre.
In August 2004, the Company acquired Wireless Peripherals, Inc. (“Wireless”) which was merged into the Company in exchange for shares of the Company’s common stock.
On March 22, 2005, the Board of Directors authorized a three-for-one split of the Company’s common stock, effected by a distribution on May 2, 2005 of two shares for each one share at the close of business on April 30, 2005. The capital stock accounts, share data and per share data are presented as if the stock split occurred as of October 1, 2003.
On April 27, 2007 the Company and the President founded Blideo Inc. (“Blideo”) each with a 40% interest. Since the company and its President control the Company, it has been consolidated in these financial statements. See note -— for more information..
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of consolidation
The consolidated financial statements include the accounts of the Company and its majority owned and controlled subsidiaries. All inter-company transactions have been eliminated in consolidation.
Cash and cash equivalent
Cash and cash equivalents include cash and highly liquid short-term investments, with an original maturity of three months or less.
Accounts receivable The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is made. If accounts become uncollectible, they will be charged to operations when that determination is made.
Equipment
Equipment is recorded at cost. The Company provides depreciation, for financial reporting purposes over the estimated useful lives using the straight-line method. Useful lives are as follows: Furniture and fixtures — 7 years, Office equipment — 5 years, Computer and peripheral equipment — 5 years.

Intangible assets
The Company records intangible assets, consisting of core and product technologies, at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective asset, generally four years, using the straight-line method.
Impairment of Long-Lived Assets
Equipment and intangible assets (core and product technologies) are reviewed for impairment in the fourth quarter and whenever events or circumstances indicate the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the assets to the estimated future cash flows expected from the use of the assets and their eventual disposition. When the estimated future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the asset’s fair value and its carrying value. No impairments have been recognized in the periods presented.
Revenue recognition
Revenue is measured at the fair value of consideration received or receivable. Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred or services has been rendered, the fee is fixed or determinable and collectability is probable. The revenue associated with any service component is not material and is recognized at the time of the sale. Some video software related arrangements may include services not essential to functionality of any other element of the transaction such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services. If the arrangement includes services, previously described revenue is allocated among the services and software elements of the arrangement. Revenue allocated to the service element is recognized as the services are performed or, if no pattern of performance is discernable, on a straight-line basis over the period the services are performed. The Company has not reported any video revenue for which the service element is not essential to the functionality of the video software. The Company records revenues from the sale of telecommunication services at the time of the customer usage based upon minutes of traffic processed at agreed upon contractual fees.
Advertising
Advertising costs are expensed as incurred. Advertising expenses for the nine months ending June 30, 2007 and 2006, and the years ended September 30, 2006, 2005 and the period from December 22, 2003 (inception) to September 30, 2004 were $28,256, $80,913, $135,547, $122,006 and $0, respectively.
Product development and consulting
Research and development costs are charged to expense when incurred. Research and development expenses include payroll, employee benefits, consultants and other personnel costs associated with product development.
Stock based compensation
The Company accounted for stock options granted to directors and employees under APB 25 until September 30, 2005.
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment,” effective October 1, 2005, which requires companies to record compensation expense for stock options issued to employees or non-employee directors at the fair value of the options. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005, with early adoption encouraged.

On October 1, 2005, the Company adopted SFAS No. 123R using the “modified prospective application” and therefore the consolidated financial statements from periods ending prior to September 30, 2006, have not been restated. As a result of adopting SFAS No. 123R, the Company’s loss before income taxes and net loss for the nine months ended June 30, 2007 and 2006 and the year ended September 30, 2006 was $3,469,125, $4,065,719 and $4,581,078 higher, respectively, than if it had continued to account for share-based compensation under APB No. 25. If the Company had not adopted SFAS No. 123R, loss per share and diluted loss per share for the nine months ended June 30, 2007 and 2006 and the year ended September 30, 2006 would have increased $.02, .03, and ..02, respectively. Had compensation cost for the Company’s Plan been determined based upon the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123R, the Company’s net loss and net loss per share would have been changed to the pro forma amounts indicated below for the periods ended.

		December 22, 2003
	September 30,	(inception) to
	2005	2004

Net loss applicable to common stockholders as reported	$(37,258,482)	$(14,022,447)
Add: stock-based compensation expense related to stock options determined under fair market value	(1,987,875)	—

Net loss, pro forma	$(39,246,357)	$(14,022,447)

Net loss per common share:
As reported, basic and dilutive Net loss, as reported	$(0.34)	$(0.25)

Net loss, pro forma	$(0.36)	$(0.25)

The weighted average grant date fair market values for options granted were $.18 and $.39 for the years ended September 30, 2005 and the period December 22, 2003 (inception) to September 30, 2004.
The fair value of stock options in the proforma accounts for the years ended September 30, 2005 and the period December 22, 2003 (inception) to September 30, 2004 is not necessarily indicative of the future effects on net income and earnings per share. The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

					December 22, 2003
					(inception) to
	June 30,		September 30,		September 30,
	2007	2006	2006	2005	2004
Risk-free interest	3.86%	3.77%	3.78%	3.64%	3.63%
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	90%	59%	60%	42%	27%
Expected life (years)	5	5	5	5	5
Income taxes
The Company accounts for income taxes on an asset and liability approach. Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. Based on the weight of available evidence, both positive and negative, a valuation allowance to fully provide for the net deferred tax assets has been recorded since it is more likely than not that the deferred tax assets will not be realized.
Net loss per share
Net loss per share is determined by dividing net loss by the weighted average common shares outstanding. The Company accounts for earnings or loss per share by presenting basic earnings or loss per share including only outstanding common stock and diluted earnings per share including the effect of dilutive common stock equivalents. The effect of stock options, warrants and convertible preferred shares is anti-dilutive for all the periods presented.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions, if not realized, could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and it is at least reasonably possible that a change in estimates will occur in the near term.
Fair value of financial instruments
The Company’s financial instruments, primarily consisting of accounts receivable, accounts payable, and long-term debt, approximate fair value due to their short-term nature or interest rates that approximate market.

Recent pronouncements
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which provides guidance on the accounting for and reporting of accounting changes and correction of errors. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.
In July 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. FIN 48 was effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company in the first quarter of fiscal 2008. The Company is in the process of evaluating the impact of adoption of FIN 48 will have on the consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 157 on October 1, 2008, and is currently evaluating the impact of such adoption on its financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 on October 1, 2008, and is currently evaluating the impact of such adoption on its financial statements.
3. GOING CONCERN
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company sustained continual and substantial losses for the period December 22, 2003 (inception) to June 30, 2007. As of June 30, 2007 the Company had $896,201 in cash and was not in default of any debt. At June 30, 2007, the Company had a deficiency in working capital and a net loss of $6,784,200. The Company’s continued existence is dependent upon its ability to achieve profitability and to generate cash either from operations or financing.
Management’s plan is as follows:
•	Market its principal product, ESPRE Live, to customers wishing to build applications using video and provide custom engineering services to those customers as requested.

•	Engage in partnerships with firms in key vertical markets. These partners will be market experts and have well defined application strategies that require ESPRE Live to develop them.

•	Establish independent sales agreements with representatives to sell its products and services. The Company will actively pursue the engagement of additional independent sales representatives that can distribute the Company’s existing video products and services both domestically and internationally.

•	Obtain additional debt and equity financing, only if necessary.
Subsequent to June 30, 2007, the Company raised $4,838,056. Cash balances at September 30, 2007 were $3,354,735. The achievement of profitability and the ability to generate cash flows from operations will be dependent upon, amongst other things, the acceptance of the Company’s products and services, competition and the deployment of video applications by our customers. There is no assurance that management’s plan will be successful. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

4. ACQUISITIONS
During the period ending September 30, 2004, the Company entered into three acquisitions as follows:
The ViewMail Marketing System was acquired in exchange for a maximum royalty of $200,000 payable from future sales and due by November 30, 2005. The liability of $200,000 was recorded upon the execution of the software purchase agreement on December 22, 2003. This obligation was settled by the issuance of 2,000,000 shares on May 12, 2006.
The second transaction was the purchase of Wireless Peripherals, Inc. (“Wireless”) for stock on August 26, 2004. See below for more details. As of the date of the transaction, the shareholders of Wireless exchanged all of their outstanding stock for 24,960,366 shares of Espre common stock and fully-vested ten-year options to acquire an additional 3,539,634 shares at $0.02 per share. The fair value of the common stock and options was $9,589,380. The common stock was valued at the market price on the date of the transaction. The options were valued at $1,415,854 using the Black Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.58%
Dividend yield	0%
Expected volatility	200%
Expected life	5 years
The purchase price was allocated as follows:
Assets and liabilities acquired:

Assets:
In-process research and development	$9,758,835
Equipment	8,534

Total assets	9,767,369
Less: Liabilities assumed	(117,989)

Net assets acquired	$9,589,930

The third transaction was the purchase of the Lightning Strike CODEC and related video products, Video Interactive and Video Messenger on September 1, 2004, in exchange for $50,000 in cash and a note payable of $2,450,000. The assets consisted of in process research and development See notes 7 and 12.
The following summary, prepared on an unaudited proforma basis, reflects the condensed results of operations for the year ended September 30, 2004, assuming Wireless had been acquired at the beginning of the period:

Proforma
Combined Operations For
The Period
October 1,
2003 to
September 30,
2004

Net revenue	$135,136

Net loss	$13,706,657

Net loss applicable to common shareholders	$13,980,544

Net loss applicable to common share — basic and diluted	$(.17)

Weighted average shares outstanding	81,718,344

5. EQUIPMENT
Equipment consisted of the following:

					December 22, 2003
					(inception) to
	June 30,		September 30,		September 30,
	2007	2006	2006	2005	2004
Furniture and fixtures	$59,953	$42,449	$45,075	$39,201	$—
Office equipment	15,729	12,915	12,915	12,467	25,846
Computer and peripheral equipment	199,384	133,042	162,802	98,832	55,907

	275,066	188,406	220,792	150,500	81,753
Accumulated depreciation	(87,578)	(45,053)	(54,818)	(23,003)	(3,125)

	$187,488	$143,353	$165,974	$127,497	$78,628

Depreciation expense was $32,322 and $22,050 for the nine months ended June 30, 2007 and 2006 respectively, and $31,815 and $19,877 and $3,125 for the years ended September 30, 2006 and 2005 and the period December 22, 2003 (inception) to September 30, 2004, respectively.
6. INTANGIBLE ASSETS
Intangible assets consisted of the following core and product technologies at:

					December 22, 2003
					(inception) to
	June 30,		September 30,		September 30,
	2007	2006	2006	2005	2005
eViewMail	$200,000	$200,000	$200,000	$200,000	$200,000
License	175,000	—	—	—	—
Software	14,388	7,128	10,396	6,410	—
Patents	17,883	—	—	—	—

	407,271	207,128	210,396	206,410	200,000
Accumulated amortization	(189,106)	(128,552)	(141,538)	(90,078)	(38,767)

	$218,165	$78,576	$68,858	$116,332	$161,233

Amortization expense was $47,922 and $38,473 for the nine months ended June 30, 2007 and 2006, respectively, and $51,460 and $51,311 and $38,767 for the years ended September 30, 2006 and 2005 and the period December 22, 2003 (inception) to September 30, 2004, respectively.

As of September 30, 2006, amortization for the next five years is as follows:

Year	Amount
2007	$51,000
2008	5,000
2009	5,000
2010	5,000
2011	5,000
7. INVESTMENT IN AND LOANS TO AFFILIATES
On June 23, 2007, the Company invested $300,000 in Blideo Inc. (“Blideo”) for a 40% interest in the entity. On June 23, 2007, the President of the Company invested an equal amount for the same (40%) interest. Subsequent to June 30, 2007, the Company and the President each invested an additional $200,000. Their respective investments at September 30, 2007, were $500,000 each. The Company invested $200,000 and $150,000 in Blideo in August and October 2007, respectively.
Pursuant to a software license agreement with Media Distributions Solutions, LLC (“MDS”), the Company received an equity interest in MDS of 10%. No cash consideration was paid for this investment and accordingly the investment is carried at no value. The Company will record any gain in the sale of this asset as it occurs.
In January 2007, the Company advanced $50,000, non-interest bearing, to a United Kingdom company owned by the President of Espre, Vizeo Solutions Ltd. (“Vizeo”). The President of the Company loaned an equal amount. Vizeo has acquired an exclusive license from MDS, a customer of Espre since April 2006, for the distribution of MDS’s software in the territory of Europe and the Middle East for $100,000 plus certain ongoing royalties. MDS. This agreement was terminated in its entirety on March 27, 2007.
8. NOTES PAYABLE
Notes payable consisted of the following:

	June 30,		September 30,
	2007	2006	2006	2005	2004
Contingent repurchase agreement, secured on certain software products and 6,288,000 common shares, payable on February 1, 2008, interest imputed at 10%	$1,642,944	$1,642,944	$1,642,944	$1,591,319	$1,926,525

Notes payable to a unrelated company, interest imputed at 10% maturing between 6 to 12 months	—	195,769	186,004	320,596	—

Note payable to an unrelated individual, at 10%, due November 25, 2004, extended year to year, unsecured	25,000	25,000	25,000	25,000	25,000

Note payable to an individual, at 10%, original balance $30,000, due September 30, 2004, unsecured	—	—	—	—	30,000

Note payable to an individual, at 10% (imputed interest through June 30, 2005 of $1,436) unsecured note payable	—	—	—	—	18,564

Note payable, repaid in January 2007 by the issuance of 4,938,262 shares and 4,938,272 five year warrants at $0.10 per share	—	—	400,000	—	—

	$1,667,944	$1,863,713	$2,253,948	$1,936,915	$2,000,089

On September 10, 2004, Video Software Partners, LLC (“Video Partners”), sold its entire interest in its’ CODEC to Espre in consideration of a Note for $2,500,000 (the “Note”), payable by instalments due March 1, 2006, secured on the CODEC and the software applications. The Company paid an aggregate of $895,500 in cash payments against the Note as of June 30, 2007. The Company also issued an 6,288,000 shares (the “Collateral Shares”) in order to convert the Note into a contingent stock repurchase obligation that guarantees the Note holder the full repayment of the Note in the event that the net proceeds on sale of the Collateral Shares is less than the remaining outstanding balance on the Note ($1,650,000 at June 30 and September 30, 2007). This obligation has been has been classified as a liability in accordance with FASB 150. This accounting treatment has resulted in total non-cash charges to the statement of operations and cash flow for transition adjustments of $636,421 in fiscal 2005 and 2006.
On October 24, 2007, the Company entered into a Purchase Agreement with Video Partners under the terms of which the Company agreed to pay an additional $100,000 and issue 1,500,000 shares to terminate its obligations and release the Company’s CODEC and software applications from the security.
9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses consisted of the following at:

	June 30,		September 30,
	2007	2006	2006	2005	2004
Accounts payable trade	$371,418	$280,522	$288,823	$474,224	$256,507
Royalty payable	—	—	—	190,000	200,000
Accrued expenses	78,113	64,830	70,419	101,193	74,464
Accrued payroll and payroll taxes	408,755	336,494	393,199	235,121	87,400
Customer advances	50,000	—	—	525,000	—

	$908,286	$681,846	$752,441	$1,525,538	$618,371

10. DEFERRED REVENUE
As of June 30, 2007, deferred revenue consisted of the following:
•	License fees due but not received within twelve months have been recorded in accordance with SOP 97.2. The Company entered into a licence agreement dated April 14, 2006, requiring the payment of license fees of $2,000,000. At June 30, 2007 $900,000 had been received and, therefore $1,100,000 has been recorded as deferred revenue.

•	On April 30, 2007, the Company entered into a license agreement for certain entertainment applications and received an initial payment of $1,000,000. The agreement granted the license holder a put option of $2,000,000 which can be exercised at any time after nine months from the date of the agreement for a period of three years ending April 30, 2010. Accordingly, the Company recorded the $1,000,000 license fee it received as deferred revenue until the put option expires.
In May 2007, the Company repurchased, for $550,000, a portion of a license that it had previously sold to MDS and resold part of this repurchased license to SureCast Media (“SureCast”), an unrelated company, for $1,450,000. As part of this transaction, the Company is entitled to ongoing royalties from SureCast and profit sharing equal to 25% of the value received by SureCast in the event that SureCast, or the underlying license, is sold. The Company has not recorded any value for this transaction and will record any gain in the sale of this asset as and when it occurs. Royalties from SureCast will be recorded in the periods in which they are earned.
11. STOCKHOLDERS’ EQUITY (DEFICIT)
Series A Voting Cumulative Convertible Preferred Stock
The Company authorized 5,000,000 Series A Preferred shares none of which are currently issued. The designated terms of the authorized Preferred Shares were that the holders of the Preferred Shares were entitled to elect one or more of the Board of Directors. If the Company proposed to register any of its securities or the securities of its shareholders, the holders of Preferred Shares had piggyback rights for the registration of the underlying common stock. In 2004, the Company recorded beneficial conversion charges of $273,118.
The preferred stock Series A Preferred Stock has the following rights and preferences:
•	Dividend Preference — Commencing with the fiscal year which began January 1, 2005, holders of Series A Preferred Stock, in preference to the holders of common stock of the Company, are entitled to receive, a common stock dividend of 0.096 shares of common stock per annum. Each share of preferred stock is payable monthly on the first day of each calendar month. Preferred stock dividends of $595,000 were paid in common stock in 2005.

•	Voting Rights — Each holder of outstanding shares of Series A preferred stock is entitled to one vote per each share of preferred stock. Shares of preferred stock are to be voted together with the shares of common stock as a single class.
On May 31, 2005, the preferred shares were converted to 15,000,000 common shares.

Common stock
Mergers
On July 6, 2004, Espre Texas and its shareholders entered into an agreement (the “Merger Agreement”) with Financial Freedom Business Development (FFBD) whereby Espre Texas and its shareholders agreed to merge Espre Texas into Candeub, Fleissig & Associates, Inc., (“Candeub”) a Delaware corporation then controlled by FFBD. The following shares were issued:
•	On December 22, 2003, founders of the Company were issued, for no consideration, 29,059,500 shares of common stock.

•	On June 14, 2004, The Company sold 2,087,000 shares of common stock to FFBD for $434,000.

•	On July 6, 2004, the Company entered into a contract with FFBD, a significant shareholder of the Company, to provide capital and strategic investment banking advice. In connection with this agreement, the Company merged with Candeub and FFBD subscribed to purchase 1,499,850 additional shares of common stock for $1,066,000.

•	On July 29, 2004, Espre Solutions, Inc., was acquired by Candeub, in a reverse merger, which was accounted for as a recapitalization in accordance with APB 16, whereby the stockholders of Espre received 21,690,867 common shares of Candeub in exchange for their 32,911,500 shares of Espre. At the same time, Candeub changed its name to Espre Solutions, Inc. and emerged as the surviving corporation.

•	As reflected in the Statement of Stockholders’ Equity (Deficit), the Company recorded the merger with the public shell at zero, since at the time the public shell did not have any assets or equity. There was no basis adjustment necessary for any portion of the merger transaction as the assets of Espre were recorded at their net book value at the date of the merger.

•	On September 7, 2004, FFBD subscribed to purchase 15,000,000 shares of common stock for $1,000,000.
In addition, FFBD and Pete Ianace, the founder of Espre Texas and the Chief Executive Officer, were each issued 2,500,000 preferred shares. These shares were converted into 15,595,000 common shares in May 2005.
Acquisition of Wireless Peripherals Inc.
On July 29, 2004, pursuant a merger agreement, the Company acquired Espre Texas in a reverse merger which was accounted for as a recapitalization. In connection with the merger, the shareholders of Espre Texas received 21,690,867 shares of the Company’s common stock in exchange for all of the outstanding shares of Espre Texas.
In August 2004, Wireless Peripherals was merged into the Company in exchange for 24,960,366 shares of the Company’s common stock and fully-vested options to purchase an additional 3,539,634 shares of common stock (3,462,618 at $0.02 per share and 77,016 at $0.01 per share).
Purchase of Intellectual Property
In 2003, the Company acquired the Company’s ViewMail Marketing System from JOD Enterprises for a royalty of $200,000. This royalty amount was capitalized. In May 2006, the royalty was settled in exchange for 2,000,000 shares of Common Stock.
On September 10, 2004, Video Software Partners, LLC (“Video Partners”), sold its entire interest in its’ CODEC to the Company in consideration for a Note for $2,500,000 (the “Note”), payable in instalments commencing March 1, 2006, secured on the CODEC and the software applications. On March 2, 2005, the Company amended the Note by extending the due date and issuing 2,463,000 shares of common stock to Video Partners, which stock could not be sold until one year from the date of the agreement. On January 24, 2006, the Company and Video Partners executed a Forbearance Agreement whereby Video Partners agreed to forbear in the enforcement of the contract if Espre made timely payments and registered all shares issued. The Company also issued Video Partners 3,525,000 shares of common stock.

On February 1, 2007, the Company and Video Partners executed a revised payment plan to the amended Forbearance Agreement that affirmed the balance on the Note was $52,500 and provided for the extension of the payment of $52,500. The Company extended the time period for Video Partners to sell the registered Espre stock until February 1, 2008 and, at the same time, issued 300,000 shares to Video to be registered or otherwise tradable within three months of issue. These shares were included in the issuance of Common Stock for services for the period ended June 30, 2007. Therefore, At June 30, 2007, the Company had issued a total of 6,288,000 shares (the “Collateral Shares”) in order to convert the Note into a contingent stock repurchase obligation that had the effect of guaranteeing Video Partners the full repayment of the Note in the event that the net proceeds on sale of the Collateral Shares is less than the remaining outstanding balance on the Note ($1,650,000 as at June 30 and September 30, 2007).
Payments for Services
The Company has issued a total of 24,760,282 shares of common stock for consulting, advisory and other services principally comprised of the following:
Fiscal 2005
•	In February 2005, the Company entered into a consulting agreement with a company owned by three individuals, all of whom were directors of the Company. The agreement required this company to provide certain financial advisory services to the Company. The Company paid a one-time fee of 6,000,000 shares of common stock in consideration of an agreement to provide these services. The shares were valued at $3.21 per share for a total of $19,230,325.

•	In February 2005, the Company orally agreed to engage a director of the Company to assist the Company in coordinating its accounting systems and control procedures, and to provide guidance for the management of its cash flow. In consideration for his services, the Company issued 3,000,000 shares of common stock of the Company at a value of $3.21 per share for a total of $9,615.163.

•	In May of 2005, the Company entered into a consulting agreement with an individual and issued him 240,000 shares of common stock valued at $3.57 per share for a total of $856,800.

•	In July 2004, the Company orally agreed to engage two directors of the Company to provide general consulting services. In addition, the Company issued these directors 1,597,520 shares for expenses and other services valued at $1.38 for a total of $2,213,925,
Fiscal 2006
•	In February 2006, the Company entered into a consulting agreement with an unrelated company to provide financial consulting services and paid a one-time fee of 3,000,000 shares of common stock valued at $.20 per share for a total of $600,000. The agreement granted piggy back registration rights to be included in any registration undertaken by the Company.

•	In February 2006, the Company entered into a consulting agreement with another unrelated company to provide financial consulting services and paid a one time fee of 3,000,000 shares of common stock valued at $.20 per share for a total of $600,000. The agreement granted piggy back registration rights to be included in any Registration Statement undertaken by the Company.

•	In February 2006, the Company entered into a finder agreement with a third unrelated company to provide technology and other consulting services and paid a one time fee of 300,000 shares of common stock valued at $.14 per share for a total of $42,000. The Company also issued this company warrants to purchase 2,000,000 shares at $0.08 in increments of 500,000 exercisable on February 1, April 1, July 1, and October 1, 2006, for a total of $200,000.

•	In February and April 2006, the Company issued a total of 975,000 shares of common stock valued at $.05 and $.14 for a total of $93,750 to various individuals for services rendered.
Fiscal 2007
•	In January 2007, the Company orally agreed to engage to provide financial consulting services with another company and paid a one time fee of 2,150,000 shares of common stock at $.09 per share for a total of $193,500.

•	In February 2007, the Company entered into a banking and placement agent agreement with an unrelated company, and paid a one time non refundable retainer of 1,538,462 shares of common stock valued at $.13 per share for a total of $200,000.

•	In April 2007, the Company entered into a finder agreement with another unrelated company, to provide investment banking services and paid a one time fee of 750,000 shares of common stock valued at $.09 per share for a total of $67,500. In August 2007, the agreement was terminated and the Company issued an additional 250,000 shares of common stock and warrants to purchase 500,000 shares at $0.10 per share for total of $72,500.

Capital Raises
The Company issued common stock to accredited investors with no demand or piggy-back registration rights as follows:
•	In the period December 22, 2003 (inception) to September 30, 2004, the Company sold 15,000,000 shares valued at $.067 for a total of $1,000,000.

•	In the year ended September 30, 2005, the Company sold 4,085,524 shares valued at average share prices of $0.06 for a total of $2,425,292.

•	In the year ended September 30, 2006, the Company sold 62,333,112 shares valued at average share prices of $0.07 for a total of $4,298,700 and warrants to purchase a further 33,331,444 shares at $0.10 per share.

•	In the nine months ended June 30, 2007, the Company sold 45,222,038 shares at an average share price of $0.07 for a total of $3,321,797.
Other
On May 11, 2006, the Company issued 2,000,000 shares of common stock valued at $.095 for a total of $190,000 to cancel royalty commitments to a company providing ViewMail.
12. STOCK OPTIONS
Effective October 1, 2004, the Company established a stock option plan (2004 equity incentive plan) under which employees, consultants and directors have been granted options to purchase shares of the Company’s common stock. The maximum aggregate number of shares of common stock available for award under the 2004 plan was 75,000,000. Under the 2004 plan, options at the discretion of the stock option committee immediately vest in whole or in part, or that all or any portion may not be vested until a date, or dates, subsequent to its date of grant, or until the occurrence of one or more specified events, subject in any case to the terms of the plan. Stock options expire 10 years from the date of grant, unless the grantee owns ten percent or more of the outstanding common stock in which case options expire five years from the date of grant. The option price for any share of common stock may which may be purchased under the plan must be at least equal to the fair market value of the common stock of the Company on the date of grant.
Transactions and other information relating to options are summarized as follows:

	Outstanding Stock Options		Exercisable Stock Options
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Outstanding at December 22, 2003	—		—
issued for Wireless transaction	3,539,634	$0.02	3,539,634	$0.02
Granted during period	14,550,000	$0.18	—	$—

Outstanding at September 30, 2004	18,089,634	$0.15	3,539,634	$0.02
Granted during period	4,475,000	$0.39	4,850,000	$0.18

Outstanding at September 30, 2005	22,564,634	$0.20	8,389,634	$0.13
Granted during period	3,100,000	$0.10	1,491,667	$0.39

Outstanding at June 30, 2006	25,664,634	$0.18	9,881,301	$0.17
Granted during period	570,000	$0.21	4,850,000	$0.22

Outstanding at September 30, 2006	26,234,634	$0.19	14,731,301	$0.19
Granted during period	10,200,000	$0.08	2,525,000	$0.27

Outstanding at June 30, 2007	36,434,634	$0.16	17,256,301	$0.20
Granted during period	36,830,000	$0.09	5,040,000	$0.22

Outstanding at September 30, 2007	73,264,634	$0.12	22,296,301	$0.20

The following table summarizes stock options outstanding and exercisable at June 30, 3007:

	Outstanding stock options			Exercisable stock options
		Weighted
		average	Weighted		Average
Weighted		remaining	average		remaining	Weighted
Exercise price		contractual	exercise		contractual	average
range	Shares	life	price	Shares	life	exercise price
$0.001 — $0.085	13,179,634	8.3	$0.08	3,539,634	7.2	$0.02
$0.100 — $0.200	17,675,000	7.7	$0.10	10,156,667	7.7	$0.10
$0.210 — $1.333	5,580,000	7.7	$0.55	3,560,000	7.7	$0.56

	36,434,634			17,256,301

13. WARRANTS
Transactions and other information relating to warrants are summarized as follows:

	Outstanding Warrants		Exercisable Warrants
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Outstanding at December 22, 2003	—		—
Granted during period	—	$—	—	$—

Outstanding at September 30, 2004	—	$—	—	$—
Granted during period	—	$—	—	$—

Outstanding at September 30, 2005	—	$—	—	$—
Granted during period	—	$—	—	$—

Outstanding at June 30, 2006	—	$—	—	$—
Granted during period	34,581,444	$0.10	34,581,444	$0.10

Outstanding at September 30, 2006	34,581,444	$0.10	34,581,444	$0.10
Granted during period	2,000,000	$0.08	2,000,000	$0.08

Outstanding at June 30, 2007	36,581,444	$0.10	36,581,444	$0.10
Granted during period	7,438,272	$0.10	7,438,272	$0.10

Outstanding at September 30, 2007	44,019,716	$0.10	44,019,716	$0.10

All warrants have a term of five years.
14. INCOME TAXES
The Company had available at June 30, 2007, net operating loss carry forwards for federal tax purposes of approximately $53,500,000 that could be applied against taxable income in subsequent years through September 30, 2022.
The Company reduced the deferred tax asset resulting from its tax loss carry forwards by a valuation allowance of an equal amount to the deferred asset as the realization of the deferred tax asset is uncertain. Deferred tax assets are as follows:

					December 22, 2003
					(inception) to
	June 30,		September 30,		September 30,
	2007	2006	2006	2005	2004
Net operating losses	$18,199,000	$15,819,000	$16,499,000	$13,945,000	$723,000
In-process research and development	1,727,000	2,524,000	2,325,000	3,122,000	3,919,000
Stock based compensation	2,737,000	1,382,000	1,558,000	—	—
Amortization and depreciation	5,000	(1,000)	1,000	(2,000)	(2,000)
Transition adjustment	217,000	184,620	217,000	42,000	—

	22,885,000	19,908,620	20,550,000	17,107,000	4,640,000
Less valuation allowance	(22,885,000)	(19,908,620)	(20,550,000)	(17,107,000)	(4,640,000)

Net deferred tax asset	$—	$—	$—	$—	$—

Reconciliation of the differences between income tax benefit computed at the federal and state statutory tax rates and the provision for income tax benefit for the year ended September 30, 2006 was as follows:

					December 22, 2003
					(inception) to
	June 30,		September 30,		September 30,
	2007	2006	2006	2005	2004
Net loss at federal statutory rate	34%	34%	34%	34%	34%
Valuation allowance	(34)%	(34)%	(34)%	(34)%	(34)%
Provision for income taxes	0%	0%	0%	0%	0%

15. RELATED PARTY TRANSACTIONS
The Company has entered into related party transactions as follows:
The Company acquired its core intellectual property from Video Software Partners, a successor company to Vianet Technology, Inc. of which Espre’s President was the founder and Chief Executive Officer and Espre’s Executive Officer, President and Chief Operating Officer held directorships, executive and managerial positions. See Note 8. On January 6, 2007, the Company sold 4,938,262 shares and 4,938,272 five year warrants to purchase shares at $0.10 per share for a total of $400,000 to the President. On March 23, 2007, the Company received a bridge loan from the President of $70,000, which was repaid in May 2007. Prior to joining the Company, the President was a founding investor in Wireless Peripherals, Inc. which was acquired by the Company and for which the President received 6,693,706 shares for an investment of $385,000. The Company entered into a consulting contract with a company controlled by the President for $10,000 per month commencing September 25, 2006 to September 25, 2007. The Company has entered into a new consulting contract with the President for a minimum period from October 1, 2007 to May 31, 2008 for $20,000 per month and 1.2% of its gross revenues. In the event that the consulting agreement is terminated on May 31, 2008, the agreement requires the continuation of monthly fees and 1.2% of gross revenues for an additional ten months.
On April 4, 2006 the Company sold the Chief Executive Officer 1,650,000 shares for $165,000. On January 23, 2007 the Company sold the Chief Executive Officer 2,000,000 shares for $200,000. Included in accounts receivable at June 30 and September 30, 2006 and June 30, 2007 is $19,432 due from a company affiliated with the Chief Executive Officer.
Prior to joining the Company, the President of the Company founded Blideo Inc. (“Blideo”) and invested $200,000 in May 2007 and $300,000 in July 2007. The Company invested the same amounts in the same time periods. Blideo acquired an exclusive license from Media Distribution Solutions. LLC (“MDS”), a customer of Espre since April 2006, for the distribution and use of MDS’s software in any social networking application for $175,000 plus certain ongoing royalties. In September 2007 Espre’s Vice President — Sales invested $125,000 in Blideo. Certain former officers and employees of the Company are now officers and employees of Blideo. Subsequent to June 30, 2007, the Chief Executive Officer and the President and directors of Blideo and were granted stock options in Blideo. The Company has licensed ESPRE Live on a non-exclusive basis to Blideo for a one time license fee of $1,000,000 plus 1% of gross revenues and has been contracted by Blideo for engineering and design services amounting to a minimum of $700,000 payable from September 1, 2007 to March 31, 2007. As part of this license the Company has agreed not to contract with any application service provider that plans to launch a service competitive to Blideo’s for one year following the acceptance by Blideo of the application the Company is designing and building. In addition, Blideo is obligated to pay the Company a product maintenance fee for the application the Company is building for Blideo $70,000 for the first year commencing September 2007 and thereafter at a rate to be negotiated.
The President of the Company founded Vizeo Solutions Ltd. (“Vizeo”) and loaned to Vizeo $50,000 in November 2006. The Company loaned the same amount to Vizeo in January 2007. Vizeo acquired a non-exclusive license to distribute the Company’s products in Europe and The Middle East. Vizeo also acquired an exclusive license from MDS, a customer of Espre since April 2006, for the distribution of MDS’s software in Europe and The Middle East for $100,000 plus certain ongoing royalties. The President is the sole director and officer of Vizeo.
16. CONCENTRATION OF CREDIT RISK AND DEPENDENCY
For the year ended September 30, 2006 the Company had sales to one customer who individually accounted for more than ten percent of the Company total sales for the year. The sales to this customer was approximately 95% of the total sales for that year. For the year ended September 30, 2005, the Company has sales to five customers who accounted for more than ten percent of the Company’s total sales for the year. During the nine months ended June 30, 2007 and 2006, the Company has sales to one customer who individually accounted for more than ten percent of the Company total sales for the periods. The sales to this customer were approximately 70% and 98% of the total sales for the nine months ended June 30, 2007 and 2006, respectively.
The Company maintain deposits in a financial institution that at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Corporation. The Company believes that there is no significant risk with respect to these deposits.
17. COMMITMENTS AND CONTINGENCIES
Leases
The Company leases its office facilities for approximately $15,200 per month. Rent expense incurred by the Company for the years ended September 30, 2006, 2005 and 2004 was $170,909, $171,643 and $19,517 respectively. The following is a schedule of future minimum lease payments for operating leases as of September 30, 2007:

Year	Amount
2007	$181,000
2008	$242,000
2009	$244,000
2010	$254,000
2011	$107,000
18. SUBSEQUENT EVENTS
In the period from July 1, 2007 to September 30, 2007, the Company sold, in private placements, 63,377,575 shares of common stock for $4,838,056, all of which was paid in cash.
On October 1, 2007, the Company increased its authorized shares from 330,000,000 to 500,000,000.
On October 24, 2007, the Company settled the Video Partner note for $100,000 in cash and the issuance of 1,500,000 restricted shares.

WIRELESS PERIPHERALS, INC.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT
To the Board of Directors
Wireless Peripherals, Inc.
We have audited the accompanying balance sheet of Wireless Peripherals, Inc. as of December 31, 2003 and 2002 and the related statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2003 and for the period April 3, 2002 (inception) to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wireless Peripherals, Inc. as of December 31, 2003 and 2002 and the related statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2003 and for the period April 3, 2002 (inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.
Sweeney, Gates & Co.
July 21, 2005
Fort Lauderdale, Florida

WIRELESS PERIPHERALS, INC.
BALANCE SHEETS

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS
Cash	$2,509	$4,717

TOTAL CURRENT ASSETS	2,509	4,717
Equipment, less accumulated depreciation	10,135	1,192

TOTAL ASSETS	$12,644	$5,909

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:

Note payable	$250,000	$—
Accounts payable	78,073	—
Advances payable to related parties	36,000	15,500
Accrued taxes	5,399	—

TOTAL CURRENT LIABILITIES	369,472	15,500

STOCKHOLDERS’ DEFICIT:
Preferred stock, $0.01 par value; 5,000,000 shares authorized; 317,619 shares issued and outstanding	3,176	—
Common stock, $0.01 par value; authorized 10,000,000 shares; 200,000 issued and outstanding December 31, 2002, 2,190,000 shares issued and outstanding December 31, 2003	21,900	2,000
Additional paid-in capital	264,724	(2,000)
Retained deficit	(646,628)	(9,591)

TOTAL STOCKHOLDERS’ DEFICIT	(356,828)	$(9,591)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$12,644	$5,909

The accompanying notes are
an integral part of these financial statements.

WIRELESS PERIPHERALS, INC.
STATEMENTS OF OPERATIONS

		April 3, 2002
	Year ended	(inception) to
	December 31, 2003	December 31, 2002
Sales	$24,285	$—
Cost of goods sold	38,824	—

Gross profit	(14,539)	—

EXPENSES:

Selling, general and administrative expenses	470,973	18,271
Research and development expenses	145,630	13,320

Total expenses	616,603	31,591

Loss from operations	(631,142)	(31,591)

Other income and expense:

Consulting income	—	22,000
Interest expense	(5,895)	—

Total other income and expense	(5,895)	22,000

Net loss	$(637,037)	$(9,591)

The accompanying notes are
an integral part of these financial statements.

WIRELESS PERIPHERALS, INC.
STATEMENT OF STOCKHOLDERS’ DEFICIT
For the period from April 3, 2002 (inception) to December 31, 2003

	Preferred Stock		Common Stock		Additional
	Number of	Par	Number of	Par	paid-in	Retained
	shares	value	shares	value	capital	deficit	Total
Balance, April 3, 2002	—	$—	—	$—	$—	$—	$—
Issuance of common stock to founders	—	—	200,000	2,000	(2,000)	—	—
Net loss for the period April 3, 2002 (inception) to December 31, 2002	—	—	—	—	—	(9,591)	(9,591)

Balance, December 31, 2002	—	—	200,000	2,000	(2,000)	(9,591)	(9,591)
Issuance of preferred stock, February 2003	317,619	3,176	—	—	246,824	—	250,000
Issuance of common stock, February 2003	—	—	1,990,000	19,900	19,900	—	39,800
Net loss for the year ended December 31, 2003	—	—	—	—	—	(637,037)	(637,037)

Balance, December 31, 2003	317,619	$3,176	2,190,000	$21,900	$264,724	$(646,628)	$(356,828)

The accompanying notes are
an integral part of these financial statements.

WIRELESS PERIPHERALS, INC.
STATEMENTS OF CASH FLOWS

		April 3, 2002
	Year ended	(inception) to
	December 31, 2003	December 31, 2002
Cash flows from operating activities:
Net loss	$(637,037)	$(9,591)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,671	14
Changes in operating assets and liabilities:
Increase/(decrease) in accounts payable and accrued expenses	83,472	—

Total adjustments	85,143	14

Net cash used in operations	(551,894)	(9,577)

Net cash used for investing activities:
Purchase of equipment	(10,613)	(1,206)

Net cash used for investing activities	(10,613)	(1,206)

Cash flows provided by financing activities:
Net Proceeds from note payable and loans	270,500	13,500
Proceeds from sale of stock	289,800	2,000

Net cash provided by financing activities	560,300	15,500

Net (decrease)/increase in cash, end of period	$(2,208)	$4,717

Cash at beginning of period	$4,717	—

Cash at end of period	$2,509	$4,717

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—

Cash paid for income taxes	$—	$—

The accompanying notes are
an integral part of these financial statements.

WIRELESS PERIPHERALS, INC.
NOTES TO FINANCIAL STATEMENTS
1. BUSINESS AND BASIS OF PRESENTATION
Business
Wireless Peripherals, Inc. (Wireless or the Company) is a Dallas, Texas based technology Company, specializing in wireless media collaboration solutions powered by patented video compression technology that provides TV-quality streaming video over the wireless connections.
The Company provides consulting services and is developing a product to allow remote hands-free wireless audio and video communications. The product, Sight Link, developed by the Company is a modified wireless personal digital assistant (PDA) running software licensed from ESPRE Solutions, Inc.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Equipment
Equipment is recorded at cost. The Company provides depreciation, for financial reporting purposes over the estimated useful lives using the straight-line method.
Revenue recognition
The Company recognizes revenue on the sale of its products, allowances and sales incentives, when the products are shipped to customers. The Company generally sells its products on open accounts under credit terms customary to the industry. The Company performs ongoing credit evaluations of its customers and generally does not require collateral to secure its customers receivables.
Advertising
Advertising costs are expenses as incurred. Advertising expenses for the year ending December 31, 2003 and for the period April 3, 2002 (inception) to December 31, 2002 were $0 and $12,504, respectively.
Research and development
Research and development costs are charged to expense when incurred. Research and development costs include payroll, employee benefits, consultants and other personnel cost associated with product development.
Income taxes
The Company accounts for income taxes on an asset and liability approach. Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. Based on the weight of available evidence, both positive and negative, a valuation allowance to fully provide for the net deferred tax assets has been recorded since it is more likely than not that the deferred tax assets will not be realized.

WIRELESS PERIPHERALS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These assumptions, if not realized, could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Fair Value of Financial Instruments
The Company’s financial instruments, primarily consisting of accounts payable, and notes payable, approximate fair value due to their short-term nature or interest rates that approximate market.
3. EQUIPMENT
Equipment consisted of the following:

	December 31,		Lives
	2003	2002
Computer equipment	$11,819	$1,206	5 years
Less accumulated depreciation	(1,684)	(14)

	$10,135	$1,192

Depreciation expense for the period ended December 31, 2002 and the year ended December 31, 2003 $14, and $1,670 respectively.
4. NOTES PAYABLE
Note payable to an individual, at 6%, original balance $250,000, due September 30, 2004, unsecured. On August 26, 2004 the note was converted to 500,000 shares of common stock.

WIRELESS PERIPHERALS, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
5. STOCKHOLDERS’ EQUITY
Common stock
On May 23, 2002, founders of the Company were issued, for no consideration, 200,000 shares of common stock.
In February, 2003 the Company filed Amended and Restated Articles of Incorporation increasing the authorized capital to 15,000,000 shares, 10,000,000 of which are $0.01 par value common stock. Also in February, 2003 the Company issued 1,990,000 shares of common stock for $39,800.
Preferred stock
In February, 2003 the Company filed Amended and Restated Articles of Incorporation increasing the authorized capital to 15,000,000 shares, 5,000,000 of which are $0.01 par value preferred stock. Also in February, 2003 the Company issued 317,619 shares of preferred stock for $304,095. At the time of issue, no dividend was determined and dividends, if any, were not cumulative.
6. INCOME TAXES
The Company had available at December 31, 2003, net operating loss carryforwards for federal tax purposes of approximately $650,000 that could be applied against taxable income in subsequent years through December 31, 2017. The tax effect of the net operating loss is approximately $220,000.
Based on the weight of available evidence, the Company concluded that it is more likely than not that some portion or all of the deferred tax benefit will not be utilized due to change of ownership provisions of the Internal Revenue Code and therefore a full valuation allowance has been provided.
8. SUBSEQUENT EVENTS
On August 26, 2004, the holders of all Wireless Peripherals preferred stock exchanged each share of preferred stock for a share of $0.01 par common stock in Wireless Peripherals. The Company sold 500,000 shares of $0.01 par common stock for $252,000. Simultaneous with the above-described exchanges, the Company was purchased by ESPRE Solutions, Inc. (ESPRE), a Texas corporation. As of the date of the transaction, the shareholders of Wireless exchanged all of their outstanding stock for 24,960,360 shares of ESPRE common stock and fully-vested ten-year options to acquire an additional 3,539,934 shares of common stock in ESPRE at $0.02 per share.

ESPRE SOLUTIONS, INC.
PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(Unaudited)

	For the period	For the period	For the period
	December 22,	October 1,	October 1,
	2003	2003 to	2003 to
	(inception) to	September 30,	September 30,
	September 30,	2004	2004
			Pro Forma
	ESPRE	WPI	Combined

Net Sales	$126,178	$8,958	$135,136

Selling, general and administrative expenses:
In-process research and development	11,722,599	—	11,722,599
General, administrative and selling expenses	811,772	40,101	848,580
Product development and consulting	683,698	11,024	698,015
Stock based compensation	500,000	—	500,000
Amortization and depreciation	41,892	1,671	43,563

Total operating expenses	13,759,961	52,796	13,812,757

Loss from operations	(13,633,783)	(43,838)	(13,677,621)
Interest expense	15,453	13,583	29,036

Net loss	(13,649,236)	(57,421)	(13,706,657)
Preferred stock dividend and other charges	(373,211)	—	(273,887)

Net loss applicable to common shareholders:	(14,022,447)	(57,421)	(13,980,544)

Net loss per share applicable to common shareholders:
Basic and diluted:	$(0.25)		$(0.17)

Weighted average shares outstanding, basic and diluted	55,951,221	25,767,123	81,718,344

The accompanying notes are
an integral part of these financial statements.